EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by and among

EQUUS HOLDINGS, INC.,
as Parent

REDWOOD ACQUISITION, INC.,
as Buyer,

and

QUMU CORPORATION
as Seller

April 24, 2014

5.2	Binding Effect and Noncontravention	38
5.3	Brokerage	38
5.4	Litigation	39
5.5	Availability of Funds	39
5.6	Information Supplied	39
5.7	Independent Investigation	40

ARTICLE 6 COVENANTS		40
6.1	Conduct of the Business	40
6.2	Access to Business	41
6.3	Confidentiality	41
6.4	Consents, Approvals and Filings	41
6.5	Notice of Developments	42
6.6	Preparation of the Proxy Statement; Shareholder Meeting	42
6.7	No Solicitation of Transactions	43
6.8	Covenant Not to Compete	46
6.9	Preservation of and Access to Books and Records	48
6.10	Tax Matters	48
6.11	Employment Matters	50
6.12	Non-assignable Assets	53
6.13	Qumu Name	53
6.14	Financing	53
6.15	Reorganization	55
6.16	Permits	55

ARTICLE 7 SURVIVAL AND INDEMNIFICATION		56
7.1	Survival of Representations and Warranties	56
7.2	Indemnification Obligations of Seller	56
7.3	Indemnification Obligations of Buyer and Parent	57
7.4	Limitations on Indemnification	57
7.5	Indemnification Procedures	58
7.6	Exclusive Remedy	59
7.7	Specific Performance	60
7.8	Indemnification Adjusts Purchase Price	60

ARTICLE 8 CLOSING		60
8.1	Closing Date	60
8.2	Conditions of Buyer’s and Parent’s Obligation	60
8.3	Conditions of Seller’s Obligation	62

ARTICLE 9 TERMINATION		63
9.1	Termination	63
9.2	Effect of Termination	65
9.3	Remedies; Termination Fee	65

ARTICLE 10 MISCELLANEOUS		67
10.1	Transaction Expenses	67
10.2	Amendments	67
10.3	Successors and Assigns	67

10.4	Governing Law	67
10.5	Notices	67
10.6	Schedules and Exhibits	68
10.7	Counterparts	68
10.8	No Third Party Beneficiaries	69
10.9	Headings	69
10.10	Entire Agreement	69
10.11	Severability	69
10.12	Construction	69
10.13	Public Announcements	69
10.14	Bulk Transfer Laws	69
10.15	Jurisdiction	69
10.16	Waiver of Jury Trial	70
10.17	Interpretation	70

EXHIBITS AND SCHEDULES

Exhibit A	Net Book Value Methodology
Exhibit B	Bill of Sale
Exhibit C	Escrow Agreement
Exhibit D	Intellectual Property Assignment
Exhibit E	Mutual Transition Services Agreement
Exhibit F	Lease (Minnesota)
Exhibit G	EBITDA Methodology

Disclosure Schedule
Schedule 1.1	Severance Agreements
Schedule 2.1	Other Acquired Assets
Schedule 2.1(b)	Tangible Personal Property
Schedule 2.1(c)	Intellectual Property
Schedule 2.1(d)	Leases
Schedule 2.1(f)	Acquired Contracts
Schedule 2.1(m)	Telephone Numbers, Etc.
Schedule 2.2(g)	Excluded Contracts
Schedule 2.2(s)	Other Excluded Assets
Schedule 2.2(t)	Excluded Acquired Subsidiary Assets
Schedule 2.3(e)	Other Assumed Liabilities
Schedule 2.4	Other Excluded Liabilities
Schedule 3.3	Allocation
Schedule 6.4	Required Consents
Schedule 6.8(c)	Prospective Business Customers
Schedule 6.8(d)	Law Enforcement Partners
Schedule 6.14(d)	Alternate Financing Terms

ASSET PURCHASE AGREEMENT

          THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of April 24, 2014 (the “Effective Date”), by and among Equus Holdings, Inc., a Minnesota corporation (“Parent”), Redwood Acquisition, Inc., a Minnesota corporation (“Buyer”), and Qumu Corporation, a Minnesota corporation (“Seller”). Parent, Buyer and Seller are each referred to in this Agreement as a “Party.”

RECITALS

          WHEREAS, Seller is engaged in the business of manufacturing and distributing disc publishing solutions that label, archive, distribute and protect content on CDs, DVDs and Blu-ray discs through its “Disc Publishing” business which includes the Acquired Subsidiaries (the “Business”).

          WHEREAS, Seller is also engaged in the business of providing enterprise content distribution software for the video communications market and the delivery of secure digital content to computer, tablets and mobile devices (the “Retained Business”).

          WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, certain of the assets of Seller used in the Business and certain liabilities of the Business, subject to the terms and conditions set forth herein.

          WHEREAS, Parent is the sole shareholder of Buyer and, as such Parent will substantially benefit from the transactions contemplated herein.

           NOW, THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

          For purposes of this Agreement, the following terms have the meanings set forth below:

          “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions of the relevant third party that has made an Acquisition Proposal that are no less favorable in any substantive respect to Seller than those contained in the Confidentiality Agreement.

          “Acceptance Notice” has the meaning set forth in Section 3.2(b).

          “Acquired Assets” has the meaning set forth in Section 2.1.

          “Acquired Contracts” has the meaning set forth in Section 2.1(f).

          “Acquired Subsidiaries” means Qumu Europe, Rimage RIT, Rimage Singapore and Rimage Japan.

          “Acquisition Proposal” means any indication of interest, offer or proposal (other than an indication of interest, offer or proposal made or submitted by Buyer, Parent or any Affiliate thereof) contemplating or otherwise relating to any transaction or series of transactions involving any: (a) merger, consolidation, share exchange, business combination or other similar transaction involving Seller that, if consummated, would result in a third party acquiring 20% or more of the outstanding voting power of Seller or the surviving entity of such transaction immediately following such transaction, (b) sale, lease or other disposition by Seller (including by way of merger, consolidation, share exchange, business combination, joint venture, sale of shares of capital stock of Seller or otherwise), of assets of Seller representing 20% or more of the assets of Seller, or from which 20% or more of the consolidated revenues or net income of Seller are derived (or of substantially all of the Acquired Assets as provided herein), (c) issuance of shares of capital stock of Seller representing 20% or more of the voting power of Seller or (d) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 20% of the shares of capital stock of Seller then outstanding.

          “Active Business Customer” has the meaning set forth in Section 6.8(c).

          “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

          “Agreement” has the meaning set forth in the preamble.

          “Agreement Period” has the meaning set forth in Section 3.2(c).

          “Alternate Financing” has the meaning set forth in Section 6.14(d).

          “Anti-Bribery Laws” has the meaning set forth in Section 4.7(b).

          “Anti-Boycott Laws” means (a) the 1977 amendments to the U.S. Export Administration Act (50 U.S.C. App. §§ 2401-2420) and the regulations and guidelines issued pursuant thereto, including the Export Administration Regulations (15 C.F.R. Parts 730-774) administered by the Bureau of Industry and Security of the U.S. Department of Commerce; and (b) the Ribicoff Amendment to the 1976 Tax Reform Act (Section 999 of the Code).

          “Assumed Liabilities” has the meaning set forth in Section 2.3.

          “Bank” has the meaning set forth in Section 5.5.

          “Bank Commitment Letter” has the meaning set forth in Section 5.5.

          “Benefit Plan” means any (i) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that Seller or an ERISA Affiliate currently maintains or contributes to, or has any liability, for the benefit of any current or former employee, officer or director (or their beneficiaries), and (ii) any other employee benefit plan, program or arrangement involving compensation, deferred compensation, supplemental retirement, bonus, equity based awards, incentive, insurance coverage, severance, retention, medical, dental, vision, transportation, disability, paid time off, or fringe benefits that Seller or an ERISA Affiliate currently maintains or contributes to, or has any liability, for the benefit of any current or former employee, officer, or director (or their beneficiaries) of the Business.

          “Bill of Sale” has the meaning set forth in Section 8.2(h)(i).

          “BriefCam” means BriefCam, Ltd., an entity formed under the laws of Israel.

          “Business” has the meaning set forth in the recitals.

          “Business Day” means any day (other than a Saturday, Sunday or legal holiday in Minnesota) on which federally-insured financial institutions are open in Minnesota.

          “Business Intellectual Property” means the Intellectual Property primarily used or held primarily for use in connection with the Business.

          “Business Registered Intellectual Property” has the meaning set forth in Section 4.10(a).

          “Buyer” has the meaning set forth in the preamble.

          “Buyer Termination Fee” has the meaning set forth in Section 9.3(b).

          “Cap” has the meaning set forth in Section 7.4(c).

          “Change of Seller Board Recommendation” has the meaning set forth in Section 6.7(d).

          “Closing” has the meaning set forth in Section 8.1.

          “Closing Balance Sheet” has the meaning set forth in Section 3.2(a).

          “Closing Calculation” has the meaning set forth in Section 3.2(a).

          “Closing Date” has the meaning set forth in Section 8.1.

          “Closing Income Statement” has the meaning set forth in Section 3.2(a).

          “COBRA” has the meaning set forth in Section 4.13(e).

          “Code” means the Internal Revenue Code of 1986, as amended.

          “Computer Systems” has the meaning set forth in Section 4.10(g).

          “Confidentiality Agreement” means the Confidentiality Agreement dated February 4, 2014 between Seller and Parent.

          “Conflict of Interest” has the meaning set forth in Section 7.5(a).

          “Deductible” has the meaning set forth in Section 7.4(a).

          “Disclosure Schedule” means the disclosure schedule prepared by Seller attached to this Agreement which sets forth the exceptions to the representations and warranties contained in Article 4, and certain other information called for by the Agreement.

          “EBITDA” means earnings of the Business before interest, tax, depreciation, amortization and extraordinary and non-recurring charges (including Transaction Expenses), as determined in accordance with GAAP used to prepare the Latest Income Statement, consistently applied, and the principles set forth on Exhibit G for the period beginning on June 1, 2014 and ending on the Closing Date, if the Closing Date occurs after June 1, 2014.

          “Effective Date” has the meaning set forth in the preamble.

          “Employee List” has the meaning set forth in Section 4.20(l).

          “Employees” means the employees of Seller and each of the Acquired Subsidiaries who are engaged primarily in the Business immediately prior to the Closing, including the individuals whose names are set forth on Section 4.20(l) of the Disclosure Schedule. For avoidance of doubt, Employees shall exclude the employees of Seller and the Acquired Subsidiaries whose names are set forth on Section 4.20(1) of the Disclosure Schedule and designated as an “Excluded Employee.”

          “Employee Transition Agreement” has the meaning set forth in Section 6.11(a).

          “Employee Transition Period” has the meaning set forth in Section 6.11(a).

          “Environmental Laws” means all Legal Requirements concerning public health and safety, occupational safety and health hazards, pollution or protection of the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA Affiliate” means any entity which, together with Seller, is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) or the Code or the regulations under Section 414(o) of the Code).

          “Escrow Account” means the escrow account with the Escrow Agent, to be governed by the terms of the Escrow Agreement.

          “Escrow Agent” means Wells Fargo Bank, N.A.

          “Escrow Agreement” means the Escrow Agreement between Seller, Buyer and the Escrow Agent, substantially in the form attached as Exhibit C.

          “Escrow Amount” means $2.3 million.

          “Estimated Closing Balance Sheet” has the meaning set forth in Section 3.1(b).

          “Estimated EBITDA” means EBITDA estimated in good faith by Seller pursuant to Section 3.1(b).

          “Estimated Net Book Value” means the Net Book Value estimated in good faith by Seller pursuant to Section 3.1(b).

          “Estimated Rimage Sub Cash” means the Rimage Sub Cash estimated in good faith by Seller pursuant to Section 3.1(b).

          “Exchange Act” means the Securities Exchange Act of 1934, as amended.

          “Excluded Assets” has the meaning set forth in Section 2.2.

          “Excluded Contracts” has the meaning set forth in Section 2.2(e).

          “Excluded Liabilities” has the meaning set forth in Section 2.4.

          “Export Controls” has the meaning set forth in Section 4.7(c).

          “FCPA” means the U.S. Foreign Corrupt Practices Act.

          “Final EBITDA” means EBITDA as finally determined pursuant to Section 3.2.

          “Final Net Book Value” means the Net Book Value as finally determined pursuant to Section 3.2.

          “Final Rimage Sub Cash” means the Rimage Sub Cash as finally determined pursuant to Section 3.2.

          “Financial Statements” has the meaning set forth in Section 4.4.

           “Financing” has the meaning set forth in Section 5.5.

          “Foreign Benefit Plan” has the meaning set forth in Section 4.13(a).

          “Fundamental Representations” means (i) with respect to Seller, the representations and warranties of Seller in Section 4.1, Section 4.2, Section 4.3, Section 4.6(a), Section 4.8 and Section 4.15 and (ii) with respect to Parent and Buyer, the representations and warranties of Parent and Buyer in Section 5.1, Section 5.2 and Section 5.3.

          “GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

          “Government Entity” means any (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, provincial, state, local, municipal, foreign or other government, (c) governmental or quasi governmental authority of any nature, (d) multi-national organization or body, or (e) Person exercising, or entitled to exercise, any executive, legislative, judicial, arbitrational, administrative, regulatory, police, military or taxing authority or power of any nature.

          “Government Official” has the meaning set forth in Section 4.7(b).

          “Hazardous Substances” means pollutants, contaminants, hazardous substances, hazardous wastes, petroleum and fractions thereof, and all other chemicals, wastes, substances and materials listed in or regulated by or identified in any Environmental Law.

          “Hired Employees” has the meaning set forth in Section 6.11(b).

          “Import Laws” has the meaning set forth in Section 4.7(c).

          “Inactive U.S. Employees” has the meaning set forth in Section 6.11(b).

          “Indemnification Claim Notice” has the meaning set forth in Section 7.5(a)(i).

          “Indemnified Party” means a Party who is seeking indemnification under Section 7.2 or 7.3.

          “Indemnifying Party” means a Party from whom indemnification is being sought under Section 7.2 or 7.3.

          “Independent Auditors” has the meaning set forth in Section 3.2(c).

          “Insurance Policies” has the meaning set forth in Section 4.17.

          “Intellectual Property” means all of the following: (a) patents, patent applications and patent disclosures, (b) trademarks, service marks, corporate names, trade names, slogans, brand names, logos and Internet domain names, (c) copyrights and copyrightable works, (d) registrations and applications for any of the foregoing, (e) trade secrets, confidential information, know how, processes and inventions, and (f) computer software (including all source code and related documentation).

          “Intellectual Property Assignment” has the meaning set forth in Section 8.2(h)(ii).

          “Knowledge” means, with respect to a Person, the actual knowledge of such Person and the knowledge such Person would reasonably be expected to have based on such Person’s title and duties. Seller’s Knowledge means the Knowledge of Sherman L. Black, the Seller’s Chief Executive Officer, James R. Stewart, the Seller’s Chief Financial Officer, and Chris Heim, the Seller’s Senior Vice President of Sales and Marketing for Rimage Disc Publishing. Buyer’s Knowledge means the Knowledge of Andy Juang, Parent’s President & CEO, and Howard Gilles, Parent’s Chief Financial Officer.

          “Latest Balance Sheet” means the audited consolidated balance sheet of Seller as of December 31, 2013.

          “Latest Income Statement” means the audited consolidated income statement for the twelve month period ending December 31, 2013.

          “Lease” means the Lease Agreement between Seller and Buyer, substantially in the form attached as Exhibit F.

          “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by Seller or an Acquired Subsidiary and used by Seller or an Acquired Subsidiary in the Business, but does not include any leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property of a Retained Subsidiary.

          “Legal Requirement” means any law (including common law), statute, legislation, constitution, ordinance, code, judgment, order, decree, treaty, rule, regulation, ruling, direction or other restriction of an arbitrator or Government Entity, as currently in effect, or, as applicable, as in effect as of any date on which a representation or warranty is made under this Agreement.

          “Licenses” has the meaning set forth in Section 4.7(c).

          “Lien” means any mortgage, pledge, lien, encumbrance, charge, deed of trust, hypothecation, lease, sublease, license, claim, transfer restriction or other security interest.

          “Loss” means, with respect to any Person, any liability, cost, damage, penalty, fine, Lien, fee, or other out-of-pocket loss or expense, including court costs and reasonable attorneys’ fees and expenses, whether or not arising out of a Third Party Claim, against or affecting such Person, but will not include any punitive damages, or any damages that are not reasonably foreseeable (except to the extent such damages arise out of a Third Party Claim), nor shall Losses include damages measured by or based on a multiple of earnings (or other similar multiplier).

          “Material Adverse Effect” means any effect, or series of related effects that, individually or in the aggregate, has not had and would not reasonably be expected to have a material and adverse effect on (a) the business, operations, properties or financial condition of the Business, taken as a whole, or (b) the ability of Seller to consummate the transactions contemplated hereby; provided, however, that any effect arising from or relating to any of the following will be excluded from clause (a) of the definition of “Material Adverse Effect” and from the determination of whether such a Material Adverse Effect under clause (a) has occurred: (i) any action taken by Seller or any Acquired Subsidiary pursuant to the express terms hereof, (ii) general business or economic conditions, (iii) any failure by the Business to meet Seller’s internal financial projections (provided that the underlying cause or causes of such failure to meet such projections may be taken into account in determining whether a Material Adverse Effect has occurred), (iv) political or social conditions, including the engagement by the United States or any other country or group in hostilities, (v) changes in GAAP, (vi) fluctuations or volatility in the financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (vii) changes in any Legal Requirement, (viii) any “act of God,” including, but not limited to, weather, natural disasters and earthquakes, and (ix) changes resulting from the announcement or pendency of this Agreement or the transactions contemplated hereunder; except to the extent any changes arising from or relating to clauses (ii), (iv), (v), (vi), (vii) and (viii) have a disproportionate effect on the Business relative to other participants in the Business’s industry.

          “Material Contracts” has the meaning set forth in Section 4.14(a).

          “Maximum Rimage Sub Cash” has the meaning set forth in Section 3.1(a).

          “Mutual Transition Services Agreement” has the meaning set forth in Section 8.2(h)(ix).

          “Net Book Value” means the net book value of the Acquired Assets (including the net book value of the assets of the Acquired Subsidiaries but excluding for this purpose the Rimage Sub Cash), less the net book value of the Assumed Liabilities as of the Closing Date, determined in accordance with GAAP consistently applied by Seller and in accordance with the methodologies set forth on Exhibit A and in each case as of 12:01 a.m. on the Closing Date.

          “Non-U.S. Employees” means Employees engaged or employed by any of the Acquired Subsidiaries wholly or primarily outside the United States, including those individuals identified on Section 4.20(l) of the Disclosure Schedule as having a primary residence outside the United States.

          “Objection Notice” has the meaning set forth in Section 3.2(b).

          “Ordinary Course of Business” means the ordinary course of the Business, consistent with Seller’s and the Acquired Subsidiaries’ past custom and practice.

          “Other Indemnified Person” means, for any Person, such Person’s Affiliates and each of such Person’s and each of such Affiliate’s stockholders, officers, directors, partners, members, governors, managers, employees, agents, representatives and permitted successors and assigns.

          “Owned Real Property” means the real property located at 7725 Washington Avenue South, Minneapolis, Minnesota 55439.

          “Parent” has the meaning set forth in the preamble.

          “Party” has the meaning set forth in the preamble.

          “Permits” has the meaning set forth in Section 4.16.

          “Permitted Liens” means (a) liens for Taxes or assessments and similar charges, which are not yet due or delinquent, (b) mechanics’, materialmen’s or contractors’ liens or encumbrances or any similar statutory Lien or restriction for amounts not yet due and payable or which are being contested in good faith, (c) zoning, entitlement, building and other land use regulations which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber, (e) any deposit made in the Ordinary Course of Business in compliance with workers’ compensation, unemployment insurance or other social security laws or other statutory obligations of Seller or any Acquired Subsidiary, (f) any cash deposit or right of set-off to secure the performance of contracts, leases, statutory obligations and other obligations of a similar nature, in each case imposed in the Ordinary Course of Business, (g) statutory liens of landlords, and (h) any Lien created by or at the direction of Buyer.

          “Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, an estate, a labor union, or a Government Entity.

          “Post-Closing Tax Period” means (a) any Tax period beginning after the Closing Date and (b) with respect to a Straddle Period, any portion thereof beginning after the Closing Date.

          “Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on, and including, the Closing Date.

          “Prospective Business Matter” has the meaning set forth in Section 6.8(c).

          “Proxy Statement” has the meaning set forth in Section 6.6(a).

          “Purchase Price” has the meaning set forth in Section 3.1(a).

          “Purchase Price Allocation” has the meaning set forth in Section 3.3.

          “Qualifying SEC Report” means (a) Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and (b) any Seller SEC Report filed or furnished on or after the date of filing such Form 10-K that is filed with or furnished to the SEC on the SEC’s EDGAR system at least five Business Days prior to the date of this Agreement.

          “Qumu Europe” means Qumu Europe GmbH, an entity formed under the laws of Germany.

          “Qumu Germany” means an entity to be formed under the laws of Germany.

          “Qumu, Inc.” means Qumu, Inc., a California corporation.

          “Qumu Japan” means an entity to be formed under the laws of Japan.

          “Qumu UK” means Qumu UK Limited, an entity formed under the laws of England.

          “Real Property” means the Owned Real Property and the Leased Real Property.

          “Real Property Lease” or “Real Property Leases” has the meaning set forth in Section 4.11(b).

          “Representatives” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

          “Required Consents” has the meaning set forth in Section 6.4.

          “Required Shareholder Vote” means the vote required by the Minnesota Business Corporation Act or the organizational documents of Seller, for the adoption of this Agreement and the transactions contemplated herein by the majority of the issued and outstanding common stock of Seller.

          “Restricted Party” means any Person: (a) named on the Specially Designated Nationals List maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury; (b) named on the Entity List, the Unverified List or the Denied Persons List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce; (c) named in any Executive Order or any Annex to any Executive Order issued by the President of the United States, as a party with whom transactions by U.S. persons are prohibited; (d) that is otherwise identified in writing by the United States government as a Person with whom or with which conducting business would constitute a violation of U.S. Legal Requirements; (e) included on any similar lists maintained by any other applicable non-U.S. Government Entity; or (f) whose property has been blocked, or is subject to seizure, forfeiture or confiscation, by any Government Entity, U.S. or foreign.

          “Retained Business” has the meaning set forth in the recitals.

          “Retained Subsidiaries” means BriefCam, Qumu Germany, Qumu, Inc., Qumu Japan and Qumu UK.

          “Rimage Japan” means Rimage Japan Co., Ltd., an entity formed under the law of Japan.

          “Rimage RIT” means Rimage Information Technology (Shanghai) Co., Ltd., an entity formed under the laws of the People’s Republic of China.

          “Rimage Singapore” means Rimage Holdings (Singapore) Pte., Ltd., an entity formed under the laws of Singapore.

          “Rimage Sub Cash” means cash and cash equivalents held by the Acquired Subsidiaries at Closing.

          “SEC” means the United States Securities and Exchange Commission.

          “Seller” has the meaning set forth in the preamble.

          “Seller Board Recommendation” has the meaning set forth in Section 6.6(c).

          “Seller Disclosure Documents” has the meaning set forth in Section 4.25.

          “Seller SEC Reports” means all registration statements, reports, schedules and other documents filed or furnished by Seller to the SEC.

          “Seller Shareholder Meeting” has the meaning set forth in Section 6.6(a).

          “Seller Termination Fee” has the meaning set forth in Section 9.3(c).

          “Severance Agreements” means each of the severance agreements in the form set forth on Schedule 1.1 between Buyer and each of the individuals whose names are set forth on Schedule 1.1.

          “Signal Intellectual Property” means the Intellectual Property related to the Signal software, including, without limitation, the following U.S. patent applications: 13/840107 (content watermarking), 13/279016 (content distribution and aggregation); 13/279009 (secure content distribution); and 13/862343 (adaptive and configurable content delivery and routing).

          “Straddle Period” means any complete Tax period of any Acquired Subsidiary relating to any Tax that includes but does not end on the Closing Date.

          “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal (provided, that for purposes of this definition, references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%) made by a third party that, in the good faith judgment of Seller’s Board of Directors or any committee thereof, after consultation with its financial advisors and outside counsel, taking into account all the terms and conditions of such proposal that Seller’s Board of Directors or any committee thereof deems relevant (including the legal, financial, regulatory, timing and other aspects of the proposal and any changes to the terms of this Agreement proposed by Buyer in response to such proposal or otherwise), is more favorable, from a financial point of view, to Seller than the transactions contemplated hereby.

          “Target Net Book Value” means $5.0 million.

          “Tax” or “Taxes” means federal, state, or local income, gross receipts, capital stock, franchise, profits, payroll, employment, withholding, social security, social welfare, unemployment, disability, real property, ad valorem, personal property, stamp, excise, license, occupation, sales, use, transfer, registration, value added, alternative minimum, estimated or other tax, including any interest, penalty or addition thereto.

          “Tax Return” means any return, report, information return or other document relating to Taxes.

          “Third Party Claim” has the meaning set forth in Section 7.5(a)(i).

          “Transaction Documents” means this Agreement, the Bill of Sale, the Intellectual Property Assignment, the Escrow Agreement, Mutual Transition Services Agreement, the Employee Transition Agreement, the Lease and any other document expressly contemplated by this Agreement.

          “Transaction Expenses” means attorney, accountant, investment banker and other professional fees and expenses and other costs of Seller or any Acquired Subsidiary in connection with the transactions contemplated hereby and any bonus, change in control or other similar employee benefit obligation arising as a result of the consummation of the transactions contemplated hereby.

          “U.S. Employees” means all Employees engaged or employed by Seller wholly or primarily in the United States, including those individuals identified on Section 4.20(l) of the Disclosure Schedule as having a primary residence in the United States.

ARTICLE 2
PURCHASE AND SALE OF ASSETS

          2.1          Purchase and Sale. At the Closing, subject to the terms and conditions set forth in this Agreement, Buyer will purchase from Seller, and Seller will sell, convey, assign, transfer, and deliver to Buyer, free and clear of any Liens (other than Permitted Liens), all of the right, title and interest of Seller in and to all of the assets of Seller primarily used or primarily held for use in connection with the Business, including the assets set forth on Schedule 2.1 and the following assets (collectively, the “Acquired Assets”):

                         (a)          accounts, notes and other receivables relating to the Business;

                         (b)          the tangible personal property (such as machinery, equipment, inventories of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods, furniture, automobiles, trucks, trailers, tools, jigs and dies) relating to the Business, including but not limited to those items listed on Schedule 2.1(b);

                         (c)          the Business Intellectual Property, including the Intellectual Property listed on Schedule 2.1(c), the “Rimage” tradename (but excluding the “Qumu” tradename), the goodwill associated therewith, and rights thereunder, remedies against infringements thereof and rights to protection of interests therein under the laws of all jurisdictions;

                         (d)          the Leased Real Property listed on Schedule 2.1(d) and all leasehold improvements relating thereto;

                         (e)          the Owned Real Property;

                         (f)          contracts, agreements, commitments and other arrangements, whether written or oral, relating to the Business, including unfilled service and maintenance contracts and commitments, purchase orders for raw materials and supplies, other unfilled customer orders, leases, subleases and licenses, including those listed on Schedule 2.1(f) but excluding the Excluded Contracts (collectively, the “Acquired Contracts”);

                         (g)          the direct and indirect equity interests in the Acquired Subsidiaries;

                         (h)          prepaid expenses, claims, deposits, prepayments, refunds, causes of action, rights of recovery, warranty rights, rights of set-off and rights of recoupment relating to the Business;

                         (i)           franchises, approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from Government Entities, to the extent transferable;

                         (j)           books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings and specifications, creative materials, advertising and promotional materials, studies, reports and other printed or written materials, whether stored electronically or otherwise, relating to the Business;

                         (k)          software development costs of the Business that have been capitalized by Seller;

                         (l)           all customer, supplier and service provider lists and similar information related to the Business, and all other contact information, mailing lists and similar files related to the Business;

                         (m)         all telephone numbers (including cellular telephone numbers), fax numbers, e-mail addresses, postal addresses and postal boxes related to the Business, including those listed on Schedule 2.1(m);

                         (n)          except as otherwise expressly stated herein, all rights with respect to causes of action, rights of recovery, rights of set-off, warranty claims, refunds, credits and other rights in respect of undertakings of third parties, Encumbrances and other claims related to the Business; and

                         (o)          goodwill related to the Business;

provided, however, that the Acquired Assets do not include the Excluded Assets.

          2.2          Excluded Assets. Notwithstanding the provisions of Section 2.1, the Acquired Assets do not include any of Seller’s right, title and interest in and to the following (the “Excluded Assets”):

                         (a)          cash and cash equivalents of Seller (but not, for the avoidance of doubt, the Rimage Sub Cash) and any bank accounts of Seller;

                         (b)          the Benefit Plans of Seller, except for those included in the Acquired Contracts;

                         (c)          the Insurance Policies;

                         (d)          the corporate charter, qualifications to conduct business, arrangements with registered agents, taxpayer and other identification numbers, seals, minute books and other documents relating to the organization, maintenance, and existence of Seller as an entity;

                         (e)          any contract or agreement related to the governance of the Seller;

                         (f)          all books, records, ledgers, files, documents, correspondence required for Seller to comply with the Legal Requirements of a public company, whether stored electronically or otherwise;

                         (g)          the contracts, agreements, commitments and other arrangements set forth on Schedule 2.2(g) (the “Excluded Contracts”);

                         (h)          the equity interests and assets of the Retained Subsidiaries;

                         (i)          all books or records relating to internal corporate matters, Tax Returns and associated work papers of Seller through the Closing Date;

                         (j)          any of the rights of Seller under any Transaction Document;

                         (k)         all claims, prepayments, prepaid expenses, refunds, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment (i) from any Excluded Asset or (ii) arising out of any Excluded Liability (including any Taxes for which Seller is responsible under this Agreement to the extent such Taxes are an Excluded Liability);

                         (l)          all confidential, business records and other business information primarily related to the Retained Business;

                         (m)          all telephone numbers (including cellular telephone numbers), fax numbers, e-mail addresses assigned to employees of Seller that are not Hired Employees or leased employees under Section 6.11, as applicable;

                         (n)          the tangible personal property (such as computers, furniture and other related items) assigned by Seller to be used by employees of Seller that are not Hired Employees or leased employees under Section 6.11, as applicable;

                         (o)          all personnel, payroll, benefits, work authorization, and other associated necessary records related to any Hired Employee that Seller or a Retained Subsidiary is not legally permitted to transfer to Buyer;

                         (p)          the Signal Intellectual Property;

                         (q)          the Qumu.com domain name and website, @Qumu twitter account, Qumu facebook, Qumu LinkedIn, Qumu Blog and Qumu Google+ and similar social media sites;

                         (r)          except for the assets set forth on Schedule 2.1, any assets, properties or rights of every kind or nature that are primarily used or held for use in connection with the Retained Business; and

                         (s)          the assets listed on Schedule 2.2(s).

                         At Closing, the Acquired Subsidiaries will transfer to Seller, or such entity as directed by Seller, the assets and agreements of the Acquired Subsidiaries set forth on Schedule 2.2(t) and such assets and agreements will be deemed Excluded Assets for purposes of this Agreement. For avoidance of doubt, cash and cash equivalents held by Rimage RIT and Rimage Singapore in an amount up to $269,868 will remain in Rimage RIT and Rimage Singapore, collectively, an amount of $325,000 will remain in Qumu Europe and an amount of $75,000 will remain in Rimage Japan, provided, however, that immediately prior to Closing, each of Qumu Europe and Rimage Japan shall distribute cash and cash equivalents held by such entity in excess of the respective amounts set forth above to Seller and such cash and cash equivalents so distributed will be deemed Excluded Assets (and not Rimage Sub Cash) for purposes of this Agreement.

          2.3          Assumed Liabilities. On the terms and subject to the conditions of this Agreement, Buyer agrees to assume on the Closing Date only the following agreements and liabilities of the Business (the “Assumed Liabilities”):

                         (a)          the liabilities of the Business (including any Acquired Subsidiary) set forth on the Estimated Closing Date Balance Sheet or the Closing Date Balance Sheet, including trade payables, accrued expenses (excluding personal leave and bonuses but including accrued vacation) and other current liabilities and deferred revenue and liabilities of the Business (including any Acquired Subsidiary) incurred in the Ordinary Course of Business since the date of the Latest Balance Sheet, but only to the extent such liabilities are included in the Final Net Book Value;

                         (b)          obligations under the executory portion (that is, the portion which is to be performed after the Closing Date) of any Acquired Contract, but not including any obligation relating to portions performed or to be performed on or before the Closing Date or as a result of any breach or default thereunder before Closing;

                         (c)          obligations under the executory portion (that is, the portion which is to be performed after the Closing Date) of any contract, agreement or other arrangement of the Acquired Subsidiaries entered into in the Ordinary Course of Business, but not including any obligation relating to portions performed or to be performed on or before the Closing Date or as a result of any breach or default thereunder before Closing;

                         (d)          the obligations and liabilities arising out of any Foreign Benefit Plan on and after the Closing Date, but not including any obligation relating to portions performed or to be performed on or before the Closing Date or as a result of any breach or default thereunder before Closing; and

                         (e)          the obligations and liabilities arising out of the ownership of the Acquired Assets and the operation of the Business (including the Acquired Subsidiaries) on and after the Closing Date.

          2.4          Excluded Liabilities. Buyer will have no responsibility for (a) any liabilities or obligations of Seller of any nature whatsoever which are not specifically included in the Assumed Liabilities, whether similar or dissimilar to the Assumed Liabilities, (b) Taxes of Seller, (c) indebtedness for borrowed money of Seller, (d) the Benefit Plans, except for those included in the Acquired Contracts, (e) except as included in the Assumed Liabilities, any liabilities of Seller arising out of the conduct of the Business prior to the Closing Date, or arising out of the ownership or operation of the Owned Real Property by Seller prior to the Closing Date, including without limitation any violations (or alleged violations) of any Environmental Laws by Seller or any liability associated with the treatment, storage, disposal (or arranging for or permitting of any disposal), or release of any substance, either on or under the Owned Real Property or at any offsite location in connection with the operation of the Business by Seller prior to the Closing Date, or (f) liabilities set forth on Schedule 2.4 (the “Excluded Liabilities”). For the avoidance of doubt, other than the Assumed Liabilities, the obligations and liabilities of the Acquired Subsidiaries arising out of the ownership of their respective assets or their operation of the Business before the Closing Date will be deemed Excluded Liabilities for purposes of this Agreement, including Section 7.2(c).

ARTICLE 3
PURCHASE PRICE

          3.1          Purchase Price.

                         (a)          The aggregate consideration for the Acquired Assets (as it may be adjusted in accordance with this Agreement, the “Purchase Price”) will be, subject to any adjustments under Section 3.2, the sum of the following (without duplication):

(i) $23.0 million,

(ii) plus, the amount of the Estimated Rimage Sub Cash, in an amount of up to $800,000 (the “Maximum Rimage Sub Cash”),

(iii) less, the amount (if any) by which the Estimated Net Book Value is less than the Target Net Book Value,

(iv) plus, the amount (if any) by which the Estimated Net Book Value exceeds the Target Net Book Value, and

(v) less, the amount of Estimated EBITDA.

                         (b)          Seller will prepare and deliver to Buyer at least three Business Days prior to the Closing Date an estimated unaudited balance sheet of the Business as of 12:01 a.m. on the Closing Date (the “Estimated Closing Balance Sheet”) and a calculation of (i) the Estimated Rimage Sub Cash (ii) the Estimated Net Book Value, and (iii) Estimated EBITDA, in each case determined from the Estimated Closing Balance Sheet. The Estimated Closing Balance Sheet, the Estimated Net Book Value, Estimated Rimage Sub Cash and Estimated EBITDA will be computed in accordance with Exhibit A and GAAP used to prepare the Latest Balance Sheet. Seller will make the books, records, and financial staff of Seller available to Buyer and its accountants and other Representatives at reasonable times prior to the Closing Date so that Buyer may review the Estimated Closing Balance Sheet, the Estimated Net Book Value, the Estimated Rimage Sub Cash and Estimated EBITDA. Seller shall consider any suggested changes to the Estimated Closing Balance Sheet, the Estimated Net Book Value, the Estimated Rimage Sub Cash and Estimated EBITDA made by Buyer in delivering a revised Estimated Closing Balance Sheet, Estimated Net Book Value, Estimated Rimage Sub Cash and Estimated EBITDA prior to the Closing Date.

                         (c)          At the Closing and subject to the conditions set forth in this Agreement, Buyer will deliver:

(i) the Purchase Price less the Escrow Amount to Seller, by wire transfer or delivery of other immediately available funds to an account designated by Seller; and

(ii) the Escrow Amount to the Escrow Agent to be held in the Escrow Account pursuant to the terms of the Escrow Agreement.

          3.2          Purchase Price Adjustment. Following the Closing Date, the Purchase Price will be adjusted as set forth below:

                         (a)          Closing Balance Sheet Preparation. Buyer will prepare and deliver to Seller within 60 days after the Closing Date an unaudited balance sheet of the Business as of 12:01 a.m. on the Closing Date (the “Closing Balance Sheet”), an income statement for the Business for the period from June 1 to (but not including) the Closing Date (the “Closing Income Statement”) and a calculation of Net Book Value, EBITDA and Rimage Sub Cash determined from the Closing Balance Sheet and Closing Income Statement (the “Closing Calculation”). The Closing Balance Sheet, the Closing Income Statement, the Net Book Value, the Rimage Sub Cash and EBITDA will be computed in accordance with Exhibit A or Exhibit G, as applicable, and GAAP used to prepare the Latest Balance Sheet and Latest Income Statement. Buyer will make the work papers and back-up materials used in preparing the Closing Balance Sheet and Closing Income Statement, and the books, records, and financial staff of Buyer, available to Seller and its accountants and other Representatives at reasonable times and upon reasonable notice at any time during (i) the review by Seller of the Closing Balance Sheet, the Closing Income Statement and Closing Calculation, and (ii) the resolution by the Parties of any objections thereto. Seller will make available to Buyer such information about the Retained Business as is necessary to prepare the Closing Income Statement and Buyer’s calculation of EBITDA in accordance with Exhibit G and GAAP used to prepare the Latest Income Statement.

                         (b)          Closing Calculation Review. Within 45 days following Buyer’s delivery of the Closing Balance Sheet and Closing Income Statement to Seller, Seller will give Buyer a written notice stating either (i) Seller’s acceptance, without objection, of the Closing Balance Sheet, the Closing Income Statement and the Closing Calculation (an “Acceptance Notice”) or (ii) Seller’s objections to the Closing Balance Sheet, Closing Income Statement or the Closing Calculation and Seller’s determination of Net Book Value, Rimage Sub Cash or EBITDA (an “Objection Notice”). Seller may give an Objection Notice only if (1) assuming all of Seller’s assertions therein were sustained, the Purchase Price would be higher than if Seller had not given such Objection Notice to Buyer and (2) such Objection Notice states Seller’s determination of Net Book Value, Rimage Sub Cash and EBITDA. If Seller gives Buyer an Acceptance Notice or does not give Buyer an Objection Notice within such 45 day period, then the Closing Balance Sheet, Closing Income Statement and the Closing Calculations will be conclusive and binding upon the Parties and the Closing Calculation will constitute the Final Net Book Value, Final Rimage Sub Cash and Final EBITDA.

                         (c)          Audit Review. In the event that Buyer and Seller fail to resolve all of the issues set forth in the Objection Notice within 30 days after Buyer receives the Objection Notice (the “Agreement Period”), (i) Seller and Buyer will retain a firm of certified public accountants mutually acceptable to Buyer and Seller (the “Independent Auditors”) to make the determination of the Final Net Book Value, Final Rimage Sub Cash and Final EBITDA in accordance with the terms of this Agreement, and (ii) Buyer and Seller each will provide the Independent Auditors with their respective determinations of the Net Book Value, Rimage Sub Cash and EBITDA.

The Independent Auditors will consider only those items and amounts in Buyer’s and Seller’s respective determinations of the Net Book Value, Rimage Sub Cash and EBITDA that are identified as being items and amounts to which Buyer and Seller have been unable to agree. In resolving any such disputed item or amount, the Independent Auditors may not assign a value to any item or amount that is higher than the highest value for such item or amount claimed by either party or lower than the lowest value for such item or amount claimed by either party. The Independent Auditors’ determination of the Net Book Value, Rimage Sub Cash and EBITDA will be based on the definition of “Net Book Value,” “Rimage Sub Cash” and “EBITDA” contained in this Agreement. The determination of the Final Net Book Value, Final Rimage Sub Cash and Final EBITDA by the Independent Auditors will be conclusive and binding upon the Parties. The fees, costs and expenses of the Independent Auditors will be allocated to Buyer and/or Seller based upon the percentage which the portion of the contested amount not awarded bears to the amount actually contested, as determined by the Independent Auditors. By way of illustration, if Buyer claims that the Net Book Value, Rimage Sub Cash and EBITDA as of the Closing Date is $1,000,000, Seller claims that the Net Book Value, Rimage Sub Cash and EBITDA is $1,500,000, and the Independent Auditors determine that the Net Book Value, Rimage Sub Cash and EBITDA is $1,200,000, then the costs and expenses of the Independent Auditors will be allocated 60% (i.e., 300,000 ÷ 500,000) to Seller and 40% (i.e., 200,000 ÷ 500,000) to Buyer.

                         (d)          Adjustment Payment.

                              (i)          Upon the determination of the Final Net Book Value, Final Rimage Sub Cash and Final EBITDA in accordance with this Section 3.2, the Purchase Price will be recalculated using the Final Net Book Value, the Final Rimage Sub Cash and Final EBITDA in lieu of the Estimated Net Book Value, Estimated Rimage Sub Cash and Estimated EBITDA used in the calculation of the Purchase Price payable at Closing. For the avoidance of doubt, for purposes of determining the Final Rimage Sub Cash, it shall not exceed the Maximum Rimage Sub Cash.

                              (ii)          If the Purchase Price as recalculated under Section 3.2(d)(i) exceeds the Purchase Price paid at Closing, then Buyer will pay to Seller the amount by which the recalculated Purchase Price exceeds the Purchase Price paid at Closing by wire transfer or delivery of other immediately available funds to the accounts designated by Seller in writing to Buyer within ten days after the determination of the Final Net Book Value, Final Rimage Sub Cash and Final EBITDA.

                              (iii)          If the Purchase Price as recalculated under Section 3.2(d)(i) is less than the Purchase Price paid at Closing, then Seller will pay to Buyer the amount by which the recalculated Purchase Price is less than the Purchase Price paid at Closing after the determination of the Final Net Book Value, Final Rimage Sub Cash and Final EBITDA. Such payment shall be made by wire transfer or delivery of other immediately available funds to the accounts designated by Buyer in writing to Seller within ten days after the determination of the Final Net Book Value, Final Rimage Sub Cash and Final EBITDA.

          3.3          Allocation. The Purchase Price will be allocated among the Acquired Assets as set forth on Schedule 3.3 (the “Purchase Price Allocation”). After Closing, the Parties will, and will cause their respective Affiliates to, make consistent use of such allocation, as adjusted to reflect any, if any, adjustments needed to remain consistent with Final Net Book Value, Final Rimage Sub Cash and Final EBITDA and the resulting adjustment to the Purchase Price The Parties will prepare and file all Tax Returns consistent with the Purchase Price Allocation and no Party will take a position on a Tax Return or otherwise inconsistent with the Purchase Price Allocation unless otherwise required by applicable Legal Requirements.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF SELLER

          Except as otherwise set forth on the Disclosure Schedule or a Qualifying SEC Report (other than (i) any information that is contained in the “Risk Factors” section of such reports, except to the extent such information consists of factual historical statements; and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such reports) if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, Seller represents and warrants to Buyer and Parent that as of the date hereof and as of the Closing Date:

          4.1          Organization, Power and Authorization.

                         (a)          Seller and each Acquired Subsidiary, as applicable, (i) is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and (ii) has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. Seller’s execution, delivery and performance of this Agreement and each Transaction Document to which it is a party has been duly authorized by Seller, except for the Required Shareholder Vote.

                         (b)          Seller and each Acquired Subsidiary has the organizational power to carry on the Business and to own and use the properties owned and used by it in the Business. Seller and each Acquired Subsidiary is duly authorized to conduct the Business and is in good standing under the laws of each jurisdiction where such qualification is required except where the lack of such qualification would not have a Material Adverse Effect.

          4.2          Binding Effect; Noncontravention; Consents.

                         (a)          This Agreement has been duly executed and delivered by Seller and constitutes, and each other Transaction Document to which Seller is a party when executed and delivered will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

                         (b)          The execution, delivery and performance by Seller of the Transaction Documents to which it is a party do not (i) except for the Required Shareholder Vote, violate any applicable Legal Requirement to which Seller is subject or any provision of its articles of incorporation or bylaws, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Material Contract, (iii) result in the creation of any Lien on the Acquired Assets, or (iv) require any authorization, consent, approval or notice by or to any Government Entity.

                         (c)          Except as listed in Section 4.2(c) of the Disclosure Schedule, no material consent or approval by, notification to or filing with any Person is required in connection with Seller’s execution, delivery or performance of this Agreement or any Transaction Document or Seller’s consummation of the transactions contemplated herein or therein.

          4.3          Acquired Subsidiaries.

                         (a)          Section 4.3(a) of the Disclosure Schedule sets forth, with respect to each Acquired Subsidiary, the number of equity interests thereof issued and outstanding, the names of all owners of such equity interests, and the amount of equity owned by each such equity owner.

                         (b)          The outstanding equity interests of each Acquired Subsidiary are validly issued, fully paid, and non-assessable, and all such equity interests are owned by Seller or the applicable Acquired Subsidiary as set forth on Section 4.3(a) of the Disclosure Schedule, free and clear of any Liens, other than Permitted Liens. There are no existing options, warrants, calls, rights, or contracts or arrangements of any nature requiring, and there are no securities of any Acquired Subsidiary outstanding that upon conversion or exchange would require, the issuance of any equity interests of any Acquired Subsidiary or other securities convertible into, exchangeable for, or evidencing the right to subscribe for or purchase any equity interests in any Acquired Subsidiary. Neither Seller, any Acquired Subsidiary nor, to Seller’s Knowledge, any other Person is a party to any voting trust or other contract with respect to the voting, redemption, sale, transfer, or other disposition of the ownership interests of any Acquired Subsidiary. All of the equity interests of the Acquired Subsidiaries have been issued in compliance with all Legal Requirements. The Acquired Subsidiaries are not insolvent or over-indebted, and there are no pending insolvency proceedings or petitions for insolvency proceedings regarding any of the Acquired Subsidiaries.

          4.4          Financial Statements; Undisclosed Liabilities.

                         (a)          Financial Statements. Seller has provided to Buyer true and correct copies of the audited consolidated balance sheet, statement of income and statement of cash flow of Seller as of December 31, 2012 and 2013 and for the years then ended (the “Financial Statements”). All of the Financial Statements (i) have been prepared from the books and records of Seller, (ii) have been prepared in accordance with GAAP, and (iii) fairly present, in all material respects, the financial condition of Seller and the Business as of their respective dates and the results of its operations for the periods covered thereby. The revenue of the Business, as derived from the Financial Statements, for the twelve month periods ending December 31, 2012 and December 31, 2013 is $69,607,396 and $64,736,000, respectively. The unaudited revenue and gross margin of the Business, as derived from the books and records of Seller, for the three-month period ending March 31, 2014 is approximately $14,863,000 and $7,171,000, respectively. The financial records of the Business are true, correct and complete and represent actual, bona fide transactions and have been maintained in accordance with sound business practices.

                         (b)          Undisclosed Liabilities. Seller (in respect to the Business) and the Acquired Subsidiaries do not have any material liability or obligation required to be set forth in a financial statement prepared in accordance with GAAP, except for any liability or obligation (i) set forth on the face of the Latest Balance Sheet, (ii) listed in Section 4.4(b) of the Disclosure Schedule, (iii) that has arisen in the Ordinary Course of Business since the date of the Latest Balance Sheet (which does not arise out of, relate to or result from and which is not in the nature of and was not caused by any breach of contract, breach of warranty, tort, infringement or other violation of a Legal Requirement), (iv) under this Agreement or any Transaction Document or otherwise in connection with the transactions contemplated herein or therein or (v) under any Acquired Contract or any contract of an Acquired Subsidiary (none of which results from a breach thereof).

          4.5          Events Subsequent to the Latest Balance Sheet. Except as otherwise expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, Seller and the Acquired Subsidiaries have not suffered a Material Adverse Effect in respect to the Business, have conducted the Business in the Ordinary Course of Business, and have not, with respect to the Business:

                         (a)          (i) sold, assigned, transferred, leased or licensed any Acquired Assets outside the Ordinary Course of Business with a value of more than $25,000; (ii) acquired any material Acquired Assets; or (iii) failed to preserve and maintain the Real Property and the Acquired Assets in the Ordinary Course of Business;

                         (b)          entered into any agreement, contract, lease, or license involving more than $50,000, except for purchase orders and sales orders entered into in the Ordinary Course of Business;

                         (c)          accelerated, terminated, modified, or cancelled any Acquired Contract involving more than $25,000 (or had any other party thereto take such action);

                         (d)          imposed or granted any Lien, other than Permitted Liens, on any of the Acquired Assets;

                         (e)          made any capital expenditures or commitments therefor involving more than $25,000 (in the aggregate);

                         (f)          cancelled, compromised, waived, or released any right or claim involving more than $25,000 (individually or in the aggregate);

                         (g)          experienced any material damage, destruction or loss to any of the Acquired Assets (whether or not covered by insurance);

                         (h)          received any written notice from any customer with respect to any warranty claims, termination of contracts or work orders, or disputes as to amounts billed in excess of $25,000;

                         (i)          delayed or postponed the payment of accounts payable and other liabilities, or accelerated the collection of accounts receivable or other receivables, outside the Ordinary Course of Business;

                         (j)          (i) adopted or changed any accounting method or principle used by Seller, except as required under GAAP or any rule or regulation of the SEC, or (ii) changed any annual accounting period;

                         (k)          except as required by an applicable Legal Requirement or consistent with past practices and in the Ordinary Course of Business, (i) adopted, entered into, amended or terminated any bonus, profit-sharing, compensation, severance, termination, pension, retirement, deferred compensation, trust, fund or other arrangement or other Benefit Plan for the benefit or welfare of any individual, (ii) entered into or amended any employment arrangement or relationship with any new or existing Employee that had or will have the legal effect of any relationship other than at-will employment or employment subject to termination upon not more than 30 days’ notice without any post-termination obligation, (iii) increased any compensation or fringe benefit of any director, officer or management level Employee or paid any benefit to any director, officer or management level Employee, other than pursuant to a then-existing Plan and in amounts consistent with past practice, (iv) granted any award to any director, officer or management level Employee under any bonus, incentive, performance or other compensation Benefit Plan (including the removal of any existing restriction in any Benefit Plan or award made thereunder), (v) entered into or amended any collective bargaining agreement or (vi) except as required by a Legal Requirement or Acquired Contract that existed during such period, took any action to segregate any asset for, or in any other way secure, the payment of any compensation or benefit to any Employee; or

                         (l)          agreed to do any of the foregoing.

          4.6          Title to Assets; Sufficiency.

                         (a)          Seller has good and marketable title to, or a valid leasehold interest in, the Acquired Assets, free and clear of all Liens (except Permitted Liens).

                         (b)          The Acquired Assets, together with the services to be provided under the Mutual Transition Services Agreement, comprise all of the assets that are necessary for Buyer to conduct the Business after the Closing Date substantially in the manner conducted by Seller prior to the Closing.

                         (c)          The Acquired Assets that are material tangible assets (other than any inventory), in the aggregate and taken as a whole, are in good operating condition and repair (except normal wear and tear).

          4.7          Compliance With Laws.

                         (a)          Seller and the Acquired Subsidiaries are, and have been since January 1, 2009, in compliance in all material respects with all Legal Requirements applicable to the Business.

                         (b)          Since January 1, 2008, neither Seller (with respect to the Business) nor any Acquired Subsidiary, nor any member, manager, officer, director, or employee of Seller (with respect to the Business) or any Acquired Subsidiary, nor any agent or representative of Seller (with respect to the Business) or any Acquired Subsidiary, acting in such capacity, has directly or indirectly violated or taken any act in furtherance of violating any provision of the FCPA, the U.K. Bribery Act 2010 or any other anti-bribery or anti-corruption Laws of any jurisdiction applicable to Seller (with respect to the Business) or the Acquired Subsidiaries (collectively, the “Anti-Bribery Laws”), such as by making, offering or promising, directly or indirectly, any contribution, gift, bribe, rebate, loan, payoff, influence payment, kickback or other payment, or promise of payment, of anything of value, to any Government Official for the purpose of inducing such Government Official to do any act or make any decision in his or her or its official capacity (including a decision to fail to perform his or her or its official function) or use his or her or its influence with a Governmental Entity to affect any act or decision of such Government Entity for the purpose of assisting any Person to obtain or retain any business, or to facilitate the business of Seller (with respect to the Business) or any Acquired Subsidiary or for any other improper purpose in connection with Seller (with respect to the Business) or any Acquired Subsidiary (e.g., to obtain a tax rate lower than allowed by applicable Legal Requirement). The term “Government Official” means any: (i) officer or employee of a Government Entity (including any state-owned or state-controlled enterprise) or of a public international organization; (ii) holder of public office, candidate for public office, political party, official of a political party or member of a royal family; or (iii) Person acting for or on behalf of any Government Entity. Neither Seller (with respect to the Business) nor any of its Acquired Subsidiaries: (1) has conducted business with any restricted party identified in writing by the U.S. government as a Person with whom or with which conducting business would constitute a violation of a U.S. Legal Requirement; or (2) has been the subject of any bribery, money laundering or anti-kick-back investigation by any Government Entity.

                         (c)          Seller and the Acquired Subsidiaries, and to the Knowledge of Seller, each of their respective officers, directors, employees and other Persons acting on the behalf of Seller and the Acquired Subsidiaries, has, with respect to the Business:

(i) At all times since January 1, 2009 complied in all material respects with all Anti-Boycott Laws;

(ii) At all times since January 1, 2009 complied in all material respects with all U.S. and applicable foreign Legal Requirements relating to export controls,

including but not limited to the following: (A) the Export Administration Act of 1979 (50 U.S.C. App. §§ 2401-2420); (B) the Export Administration Regulations (15 C.F.R. Parts 730-774); (C) the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1707); (D) the Trading with the Enemy Act (50 U.S.C. App. 1 et seq.); and (E) the embargo and sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (31 C.F.R. Parts 501-598) (all of the foregoing collectively defined as “Export Controls”);

                              (iii)          Obtained all material licenses, registrations, approvals and agreements required by applicable Export Controls (“Licenses”) and complied in all material respects with the terms and conditions of the Licenses in all material respects, and kept all records required by Export Controls;

                              (iv)          At all times since January 1, 2009 complied in all material respects with all applicable Legal Requirements, U.S. and foreign, related to the importation of goods, including but not limited to the Tariff Act of 1930 (19 U.S.C. § 1202 et seq.) and U.S. Customs and Border Protection regulations (19 C.F.R. Parts 0-192) (all of the foregoing collectively defined as “Import Laws”), and to the extent required by applicable Legal Requirements used reasonable care when importing goods into each jurisdiction, including (A) properly classifying the goods; (B) accurately reporting the value of the goods; (C) completely and accurately filing all entry forms; (D) obtaining all material Permits required by applicable Government Entities for importation of the goods, (E) maintaining appropriate records of each transaction in material compliance with applicable Import Laws; (F) properly marking and documenting the country of origin of the goods; and (G) remitting all applicable duties, including anti-dumping and countervailing duties (such as those established by 19 U.S.C. §§ 1671-1677n), without improperly seeking to circumvent the payment of such duties; and

                              (v)          At no time since January 1, 2009 conducted or facilitated business on behalf of Seller or the Acquired Subsidiaries with any Restricted Party without a license from the Government Entity responsible for administering the controls on the Restricted Party that would result in a failure to materially comply with applicable Legal Requirements.

          4.8          Tax Matters.

                         (a)          All Tax Returns that were required to be filed by, on behalf of or with respect to the Business and the Acquired Assets, and by any Acquired Subsidiary, were timely filed on or before the applicable due date (taking into account any extension of such due date) and were correct and complete in all material respects. All Taxes owed by or with respect to the Business, the Acquired Assets, any Acquired Subsidiary with respect to any Pre-Closing Tax Period were paid when due, or, in the case of Taxes not yet due have been properly accrued for.

                         (b)          No claim has ever been made in writing by an authority in a jurisdiction where an Acquired Subsidiary does not file any Tax Return that such Acquired Subsidiary is or may be subject to Taxation by such jurisdiction.

                        (c)          All material Taxes that Seller is or was required to withhold or collect with respect to the Business and the Acquired Assets, and all material Taxes that any Acquired Subsidiary is or was required to withhold or collect, in each case in connection with any amount paid or owing to any employee, independent contractor, shareholder, nonresident, creditor or other third party have been duly withheld or collected and have been paid, to the extent required, to the proper Government Entity or other Person. All Tax information reporting requirements of or with respect to the Business, the Acquired Assets and each Acquired Subsidiary have been complied with in all material respects.

                        (d)          No Tax audit or other tax proceeding is pending or being conducted or is, to Seller’s Knowledge, threatened, with respect to the Business, the Acquired Assets or against any Acquired Subsidiary. Seller has delivered or made available to Buyer a true, correct and complete copy of each income Tax Return with respect to each Acquired Subsidiary for any taxable period ending on or after December 31, 2010.

                        (e)          No Acquired Subsidiary has in effect any waiver of any statute of limitations regarding any Tax, agreed to any extension of time regarding the assessment of any Tax deficiency or granted any power of attorney that is currently in force with respect to any matter relating to any Tax.

                        (f)          No Acquired Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Taxable period ending on or before the Closing Date; (ii) “closing agreement” as described in section 7121 of the Code or other agreement with a Government Entity (or any similar provision of any applicable law) executed on or before the Closing Date; (iii) installment sale or open transaction disposition made on or before the Closing Date; or (iv) prepaid amount received on or before the Closing Date.

                        (g)          No Acquired Subsidiary or any predecessor thereof has been a member of a group (including an affiliated group) with which it has filed or been included in a combined, consolidated or unitary Tax Return, other than the group in which it is currently a member. No Acquired Subsidiary has been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract that includes any Person other than an Acquired Subsidiary (other than any commercial contracts entered into in the ordinary course of business and not primarily related to Taxes or any income Tax gross-up provision in a commercial loan agreement, net lease agreement or similar agreement not primarily related to Taxes). No Acquired Subsidiary or any predecessor thereof is liable for any Tax of any Taxpayer other than an Acquired Subsidiary under Treasury Regulations section 1.1502-6 (or any similar provision of any applicable law), as a transferee or successor, or by contract (other than any commercial contracts entered into in the ordinary course of business and not primarily related to Taxes or any income Tax gross-up provision in a commercial loan agreement, net lease agreement or similar agreement not primarily related to Taxes), for any Taxable period beginning before the Closing Date. After the Closing Date, no Acquired Subsidiary nor any of their Affiliates nor any predecessor of any of them will be bound by or have any liability under any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar

Contract relating to the sharing of Taxes between related parties, including for any amount due with respect to any period ending on or before the Closing Date.

                        (h)          There is no unsatisfied liability for any Tax with respect to any notice of deficiency or similar document received by any Acquired Subsidiary with respect to any Tax, other than any liability for any Tax asserted under any such notice of deficiency or similar document which is being contested in good faith and with respect to which adequate reserves for payment have been established. There is no Lien for any Tax upon any Acquired Asset or any asset of any Acquired Subsidiary, except any Lien for any Tax not yet due.

                        (i)          There is no agreement, plan, arrangement or other contract covering any current or former employee or independent contractor of Seller as it relates to the Business or any Acquired Subsidiary that, considered individually or considered collectively with any other such Contract, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to section 280G of the Code as a result of the transaction contemplated herein. No Acquired Subsidiary is a party to any Contract, nor does it have any liability, to compensate any individual for excise Taxes paid pursuant to section 4999 of the Code.

                        (j)          Since December 31, 2010, no closing agreement pursuant to section 7121 of the Code (or any predecessor provision or any similar provision of any applicable law) has been entered into by or with respect to any Acquired Subsidiary.

          4.9         Environmental Matters. Seller and the Acquired Subsidiaries are in compliance in all material respects with all Environmental Laws applicable to the Business. Seller and the Acquired Subsidiaries have obtained and are in compliance in all material respects with all permits, licenses and other authorizations that are required pursuant to Environmental Laws for the occupation of the Real Property and the operation of the Business as it is currently conducted. A list of all such permits, licenses and authorizations is set forth in Section 4.9 of the Disclosure Schedule. Since January 1, 2007, neither Seller nor any of the Acquired Subsidiaries have received any written notice or request for information from any Government Entity or other Person related to any actual or alleged violations or liabilities of the Business, including, without limitation, any investigatory, remedial or corrective obligations, arising under Environmental Laws. There is no litigation nor any demand, claim, or hearing, pending or, to the Knowledge of the Seller, threatened against the Seller or any of the Acquired Subsidiaries, relating in any way to Environmental Laws as it relates to the Business or the Real Property. In connection with the operation of the Business, Seller has not installed, used, generated, treated, disposed of or arranged for the disposal of any Hazardous Substance in any manner so as to create any liability under any Environmental Law. True, correct and complete copies of all environmental studies in the possession or control of the Seller or any Acquired Subsidiary, or to which the Seller or any Acquired Subsidiary has access, relating to any Real Property or the Business have been made available to Buyer.

          4.10       Intellectual Property.

                        (a)          Section 4.10(a) of the Disclosure Schedule lists Business Intellectual Property that constitutes: (i) all patents owned by Seller and related to the Business and all applications for patents that have been filed by or for Seller relating to the Business and all patents and applications for patents that have that have been filed or prepared for filing by or for any Acquired Subsidiary; (ii) all registered copyrights owned by Seller and related to the Business and all applications for registered copyrights that have been filed by or for Seller relating to the Business and all registered copyrights and applications for registered copyrights that have that have been filed or prepared for filing by or for any Acquired Subsidiary; and (iii) all registered trademarks, and registered Internet domain names that are owned by Seller and related to the Business or that are owned by any Acquired Subsidiary, and all applications for trademark registration that have been filed or prepared for filing by or for Seller relating to the Business or that have been filed or prepared for filing by or for any Acquired Subsidiary (the “Business Registered Intellectual Property”). Seller has taken all reasonable actions necessary to maintain the Business Registered Intellectual Property, including compliance with any statutes regarding payments to inventors. All registration, maintenance and renewal fees, payments and other similar actions required to maintain the foregoing applications and registrations in effect have been paid in full. Each such registration was properly registered and is in good standing.

                        (b)          To Seller’s Knowledge, Seller and the Acquired Subsidiaries do not require any Intellectual Property that they do not already own or license in order to conduct the Business as currently conducted or currently proposed to be conducted. Seller and the Acquired Subsidiaries have the right to bring actions for infringement, misappropriation, misuse, or other violation of any Business Intellectual Property, including the right to sue for past damages. Except as set forth on Section 4.10(b) of the Disclosure Schedule, no actions for annulment or cancellation are pending or, to Seller’s Knowledge, threatened with respect to the Business Registered Intellectual Property and no actions for recovery have been made or, to Seller’s Knowledge, threatened. All Business Registered Intellectual Property is valid and enforceable.

                        (c)          Except as set forth on Section 4.10(c) of the Disclosure Schedule, to Seller’s Knowledge, no Person is infringing upon any rights of Seller or any Acquired Subsidiary with respect to any Business Intellectual Property. Since January 1, 2008, neither Seller nor any Acquired Subsidiary has received any written communication relating to the Business that requests or offers a license or grant of immunity from any Person with respect to any Intellectual Property as a result of a claim by such Person of infringement on such Intellectual Property by Seller or any Acquired Subsidiary. Except as set forth on Section 4.10(c) of the Disclosure Schedule, neither Seller nor any Acquired Subsidiary with respect to the Business has been since January 1, 2008, or is a party to, or is the subject of any, pending or, to Seller’s Knowledge, threatened suit, action, investigation or proceeding by or before any Governmental Entity that involves any claim (i) against Seller or any Acquired Subsidiary of infringement, unauthorized use, misappropriation or violation of any Intellectual Property of any Person with respect to the Business, or challenging the ownership, use, validity or enforceability of any Business Intellectual Property or (ii) contesting the right of Seller or any Acquired Subsidiary to use, sell, exercise, license, transfer or dispose of any products or services of the Business. Except as set forth on Section 4.10(c) of the Disclosure Schedule, there is no order or judgment from any Government Entity restricting the use, transfer or licensing by Seller or any Acquired Subsidiary of, or affecting the validity of, any Business Intellectual Property, or that restricts the operation of the Business as currently conducted.

                        (d)          Neither Seller nor any Acquired Subsidiary is infringing on any Intellectual Property rights of any Person with respect to the conduct of the Business.

                        (e)          No director, manager, officer, or employee of Seller or any Acquired Subsidiary owns, directly or indirectly, in whole or in part, any Intellectual Property rights which Seller or any Acquired Subsidiary uses or has used in the conduct of the Business.

                        (f)          No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of any Business Intellectual Property or any products or services, and no Government Entity, university, college, other educational institution or research center has any claim or right in or to any Business Intellectual Property or any products services.

                        (g)          Seller (with respect to the Business) and each Acquired Subsidiary is in material compliance with all Legal Requirements, contractual requirements, privacy policies or statements, and all other applicable policies concerning data security requirements, privacy policy notice requirements, data security breach requirements, and requirements regarding the use, storage, disclosure or transfer of personally identifiable information. Neither Seller nor any Acquired Subsidiary is the subject of any investigation, claim or lawsuit relating to the information privacy or data security practices (including collection, transfer, or use) of Seller (with respect to the Business) or any Acquired Subsidiary. There has been no data security breach of any computer systems or networks, or unauthorized use of any personally identifiable information that is owned, used, stored, received, or controlled by or on behalf of Seller (with respect to the Business) or any Acquired Subsidiary. The consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation of any Legal Requirement relating to privacy or any privacy policies or procedures of Seller or any Acquired Subsidiary.

                        (h)          Seller and the Acquired Subsidiaries own, lease or license software, hardware, databases, computer equipment and other information technology (collectively, “Computer Systems”) that are useful for the operations of the Business. Seller and the Acquired Subsidiaries have taken commercially reasonable steps to preserve the availability, security and integrity of the Computer Systems used in the Business and the data and information stored on such Computer Systems. With respect to such Computer Systems: (i) to Seller’s Knowledge, there have been no material unauthorized intrusions or breaches of the security thereof; and (ii) there have been no material malfunctions thereof that have not been remedied or replaced in all material respects, or any material unplanned downtime or service interruption thereof. Seller and the Acquired Subsidiaries have purchased a sufficient number of licenses for all software used by Seller in the conduct of the Business and by the Acquired Subsidiaries.

          4.11       Real Estate.

                        (a)          The Owned Real Property is the only owned real property used exclusively in the conduct of the Business. Set forth on Section 4.11(a) of the Disclosure Schedule is a list of all Leased Real Property.

                        (b)          Set forth on Schedule 2.1(d) is each lease pursuant to which Seller or any Acquired Subsidiary leases any Leased Real Property used in the conduct of the Business (each, a “Real Property Lease” and, collectively, the “Real Property Leases”). Seller has provided to Buyer a true, correct and complete copy of each such lease. Each Real Property Lease is a valid and binding obligation of Seller or the respective Acquired Subsidiary, enforceable against Seller or the respective Acquired Subsidiary in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). Neither Seller nor any Acquired Subsidiary is in material violation or breach of or default under any Real Property Lease. To Seller’s Knowledge, the other parties to each Real Property Lease are not in material violation or breach of or default thereunder. Neither Seller nor any Acquired Subsidiary has subleased or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof. Seller has not given any mortgagee or other Person any estoppel certificate or similar instrument that would preclude assertion of any claim under any Real Property Lease, affect any right or obligation under any Real Property Lease or otherwise be binding upon any successor to the Seller’s or applicable Acquired Subsidiary’s position under any Real Property Lease, and Seller has not contested, and is not currently contesting, any operating cost, real estate Tax or assessment or other charge payable by the tenant under any Real Property Lease.

                        (c)          To Seller’s Knowledge, there are no pending or threatened condemnation proceedings against all or any portion of the Real Property. To the Seller’s Knowledge, there are no (i) public improvements which have been commenced or completed and for which an assessment may be levied against the Real Property, or (ii) planned improvements which may result in any assessment against the Real Property, in each case for which there is no current assessment.

                        (d)          Seller has not received written or, to Seller’s Knowledge, oral notice from any insurance company that such insurance company will require any alteration to the Owned Real Property for continuance of a policy insuring the Owned Real Property or for the maintenance of any rate with respect thereto (other than any notice of alteration that has been completed). There is no development agreement or other contract that limits the ability to protest any real property Tax, fix any minimum real estate Tax or require any continued business operation with respect to the Owned Real Property or (to Seller’s Knowledge) the Leased Real Property. The use and occupancy of the Owned Real Property are in compliance in all material respects with all Legal Requirements and all applicable insurance requirements, including those pertaining to zoning matters and accessibility. To Seller’s Knowledge, there is no material defect in any structural component of any improvement on the Owned Real Property or any of its electrical, plumbing, HVAC, life safety or other building systems.

          4.12       Litigation. Seller is not, and has not been since January 1, 2011, with respect to the Business, and each Acquired Subsidiary is not, and has not been since January 1, 2011, (a) subject to any material outstanding injunction, judgment, order or decree, or (b) party to or, to Seller’s Knowledge, threatened to be made a party to, any material proceeding, hearing, claim, legal action, suit, arbitration, governmental investigation or other legal or administrative proceeding brought, conducted or heard by or before, or otherwise involving, any Government

Entity. Neither Seller nor any of the Acquired Subsidiaries is in default or other violation with respect to any outstanding injunction, judgment order or decree relating to the Business.

          4.13       Employee Benefits.

                        (a)          The Disclosure Schedule lists each Benefit Plan. Each Benefit Plan has been maintained in compliance in all material respects with its terms and with applicable Legal Requirements. With respect to each Benefit Plan for which an Acquired Subsidiary has any obligation or liability (a “Foreign Benefit Plan”) except for Benefit Plans required by any Government Entity, Seller has provided to Buyer a complete and accurate copy of (i) the plan document and all amendments, or if not in writing, a written summary of the terms, (ii) any insurance contract or other funding vehicle, and (iii) any summaries of benefits provided to Non-U.S. Employees.

                        (b)          Each Benefit Plan which is intended to be qualified under Section 401(a) of the Code has a favorable advisory, opinion or determination letter from the Internal Revenue Service or the prototype plan sponsor has received such a letter from the Internal Revenue Service to the effect that such Benefit Plan is qualified as to form with respect to all applicable requirements of the Code other than those for which the remedial amendment period under Section 401(b) of the Code has not expired and, to Seller’s Knowledge, nothing has occurred since the date of such advisory, opinion or determination letter that could reasonably be expected to adversely affect the qualification of such Benefit Plan.

                        (c)          Except for Foreign Benefit Plans, no Benefit Plan constitutes a “defined benefit plan” (as defined in Section (3)(35) of ERISA). Except for Foreign Benefit Plans, Buyer will have no liability for (i) any pension plan subject to Title IV of ERISA; (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA); (iii) any “multiple employer plan” (as defined in Section 4063 of ERISA); (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (v) any defined benefit or superannuation plan or scheme subject to the laws of a foreign country, in each case, that Seller or any of its ERISA Affiliates has maintained, contributed to, or been obligated to contribute to in the six (6) years prior to Closing.

                        (d)          There are no pending or, to Seller’s Knowledge, threatened material claims related to any Benefit Plan by or on behalf of any Benefit Plan, any Employee, former employee of the Business or beneficiary covered under any Benefit Plan, or any Government Entity (other than routine claims for benefits).

                        (e)          Seller has complied in all material respects with the continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and any applicable state laws mandating welfare benefit continuation coverage for employees (“COBRA”).

                        (f)          To Seller’s Knowledge, there are no nonexempt prohibited transactions within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Benefit Plan.

                        (g)          Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has (i) been operated in compliance with Section 409A since January 1, 2005 (or such later date as Section 409A of the Code first applied to such Benefit Plan) and (ii) complied with Section 409A in form since January 1, 2009 (or such later date as Section 409A of the Code first applied to such Benefit Plan).

          4.14       Contracts.

                        (a)          Section 4.14 of the Disclosure Schedule contains a list of the following written or oral contracts that are Acquired Contracts or to which an Acquired Subsidiary is party (the “Material Contracts”) (and each Material Contract is listed under a heading in such Section that corresponds with the applicable clause among the following to which such Material Contract relates):

                        (i)          contract that involves the performance of services or delivery of goods or materials by the Business that is reasonably expected to result in revenue after the date hereof in excess of $100,000 in any twelve month period (other than open purchase orders made in the Ordinary Course of Business);

                        (ii)          contract that involves the performance of services for, or delivery of goods or materials to, the Business that is reasonably expected to result in expenditures after the date hereof in excess of $50,000 in any twelve month period (other than open sales orders made in the Ordinary Course of Business);

                        (iii)          contract for the employment of Person by the Business on a full-time, part-time, consulting or other basis, including any such contract that (A) provides annual cash or other compensation in excess of $100,000, (B) provides for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement, or (C) provides for any severance payments;

                        (iv)          contract that restricts the ability of Seller or any of its Affiliates to engage in any business, including the Business, or compete with any Person with respect to the Business or any other business;

                        (v)          lease of any tangible personal property to or from any other Person and used in the Business with aggregate annual rental payments exceeding $50,000 in the most recently completed calendar year;

                        (vi)          contract to pay or receive any royalty or license fee or to license (either as licensor or licensee) any Intellectual Property (other than any non-exclusive license for the use of any commercially available off-the-shelf software which was entered into in the Ordinary Course of Business of Seller);

                        (vii)          each mortgage agreement, deed of trust, security agreement, purchase money agreement, conditional sales contract, capital lease or other similar contract created or assumed by, or permitted to be created by written document made or accepted by, Seller or any Acquired Subsidiary or any sale-leaseback arrangement pertaining to any real property or to equipment included in the Acquired Assets;

                        (viii)         each contract requiring Seller or any Acquired Subsidiary to reimburse any maker of a letter of credit or banker’s acceptance;

                        (ix)          each partnership, joint venture or similar contract relating to the Business;

                        (x)           each contract with any distributor or broker of any product or service offered by the Business; and

                        (xi)          each contract containing any form of most-favored pricing provision in favor of any supplier or customer of the Business.

                        (b)           Each Material Contract is a valid and binding obligation of Seller or the relevant Acquired Subsidiary, enforceable against Seller or the relevant Acquired Subsidiary in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). Seller or the relevant Acquired Subsidiary is not in material violation or breach of or default under any Material Contract. To Seller’s Knowledge, the other parties to each Material Contract are not in material violation or breach of or default thereunder. No event has occurred that (with or without the passage of time or giving of notice) would constitute a material breach or default of, or permit termination, modification, acceleration or cancellation of, such Material Contract or of any material right or liability thereunder. Neither Seller nor the relevant Acquired Subsidiary has waived any material right under such Material Contract. No party to such Material Contract has terminated, modified, accelerated or canceled such Material Contract or any material right or liability thereunder or communicated in writing such party’s desire or intent to do so. Seller or the relevant Acquired Subsidiary has provided to Buyer a true, correct and complete copy of each written Material Contract or, to the extent a Material Contract is oral, an accurate description of the material terms thereof.

          4.15       Brokerage. Except for Mooreland Partners, neither Seller nor any Acquired Subsidiary has retained any broker, finder, investment banker or financial advisor in connection with the transactions contemplated by this Agreement. Neither Buyer nor Parent will have any obligation to pay any broker’s, finder’s, investment banker’s, financial advisor’s or similar fee in connection with this Agreement or the transactions contemplated by this Agreement by reason of any action taken by or on behalf of Seller or any Acquired Subsidiary.

          4.16       Permits and Licenses. Section 4.16 of the Disclosure Schedule contains a true and complete list of all licenses, permits, certificates of authority, authorizations, approvals, registrations and similar consents granted or issued by any Government Entity to the Seller or any Acquired Subsidiary and that are material to the Business (the “Permits”). All of the Permits are currently effective and valid and are sufficient to enable Seller and the Acquired Subsidiaries to conduct the Business in material compliance with all Legal Requirements relating to the Permits.

          4.17       Insurance. Section 4.17 of the Disclosure Schedule lists each material insurance policy, bond or other form of insurance maintained by Seller or the Acquired Subsidiaries as of the date hereof with respect to the Business (the “Insurance Policies”) and the material terms thereof.

          4.18       Affiliate Transactions. Except for compensation for services rendered in the Ordinary Course of Business, none of Seller’s or the Acquired Subsidiaries’ directors, managers, officers, or Affiliates (other than the Acquired Subsidiaries), directly or indirectly, (a) has any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Business, or (b) is a party to any Acquired Contract.

          4.19       Customer and Suppliers. Section 4.19 of the Disclosure Schedule sets forth a complete and correct list of the names of (a) the 10 largest customers of the Business, taken as a whole, and (b) the 10 largest suppliers of the Business, taken as a whole, showing total revenue received by the Business with respect to each customer, and the total payments made with respect to each supplier, as applicable, during the twelve-month period ended December 31, 2013. As of the date of this Agreement, no such customer or supplier of the Business has delivered written notice to Seller, and to the Knowledge of Seller no such customer or supplier has provided oral notice, that it intends to cease doing business with Seller or any of the Acquired Subsidiaries or substantially decrease the amount of business it does with Seller or any of any Acquired Subsidiaries as it relates to the Business.

          4.20       Employee Matters.

                        (a)          Except as set forth on Section 4.20(a) of the Disclosure Schedule, since January 1, 2011, none of the Employees has been or is represented by any union or subject to any collective bargaining agreement or other union or works council agreement with any union or labor organization or employee group, and, to Seller’s Knowledge, no Employees are engaged in any union, labor organization or employee group to organize any Employees.

                        (b)          Except as set forth on Section 4.20(b) of the Disclosure Schedule, to Seller’s Knowledge there has been no complaint, grievance, or unfair labor practice charge filed with any union, labor organization, employee group, Government Entity or other body against Seller or any Acquired Subsidiary alleging unfair labor practices, human rights violations, employment discrimination charges, or similar matters relating to the Business or any Employee.

                        (c)          Since January 1, 2011, neither Seller nor any Acquired Subsidiary (with respect to the Business) has experienced any work stoppages, slowdowns, walkouts or strikes.

                        (d)          Except as set forth on Section 4.20(d) of the Disclosure Schedule, Seller and each Acquired Subsidiary (with respect to the Business) has complied in all material respects with all Legal

Requirements relating to the employment of the Employees, including all Legal Requirements relating to wages, hours, working time, equal opportunity, occupational health and safety, workers’ compensation, collective bargaining, equal pay or treatment, discrimination on the grounds of any class protected by Legal Requirements, information and consultation, maternity, paternity and parental leave and pay, immigration control, information and data privacy and security, and the withholding and payment of social security and other Taxes, and continuation coverage with respect to Benefit Plans.

                        (e)          The qualifications of each Employee for employment under Legal Requirements have been reviewed by Seller or the applicable Acquired Subsidiary that employs such Employee and a properly completed Form I-9 is on file with respect to each U.S. Employee for whom such Form I-9 is required under Legal Requirements. Seller has complied in all material respects with the U.S. Immigration and Nationality Act, as amended from time to time, and the rules and regulations promulgated thereunder, with respect to each U.S. Employee.

                        (f)          To Seller’s Knowledge, neither Seller nor any Acquired Subsidiary (with respect to the Business) has classified or treated any common law employee as an independent contractor.

                        (g)          To Seller’s Knowledge, no management-level or higher U.S. Employee has any plans to terminate employment with Seller or not accept employment with Buyer following the Closing, and no management-level or higher Non-U.S. Employee has any plans to terminate employment with any Acquired Subsidiary.

                        (h)          To Seller’s Knowledge, no Employee is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such Employee to carry out fully all activities of such Employee in furtherance of the Business, in each case either before or after the Closing.

                        (i)          To Seller’s Knowledge, no variation in any contract of employment has been agreed to for the future in respect of any Employee other than in the Ordinary Course of Business.

                        (j)          Except as set forth on Section 4.20(j) of the Disclosure Schedule and except for normal pay raises in the Ordinary Course of Business consistent with past practices, neither Seller nor any Acquired Subsidiary has altered the terms and conditions of employment of any management-level or higher Non-U.S. Employee in the 12 months immediately prior to Closing.

                        (k)          No material liability has been incurred by Seller or any Acquired Subsidiary for breach of any contract of employment with any Non-U.S. Employee, including in respect of redundancy payments, protection awards, compensation for wrongful dismissal, unfair dismissal, sex, race or disability discrimination or failure to comply with any order for the reinstatement or re-engagement in relation to or for or on behalf of any of any Non-U.S. Employee.

                           (l)          Section 4.20(l) of the Disclosure Schedule (the “Employee List”) contains a complete and accurate list identifying all Employees as of the date hereof and specifying with respect to each such Employee, as of March 31, 2014, the Employee’s:

(i) date of hire or initial service;

(ii) job title;

                    (iii)       status as full-time or part-time (with “full-time” being defined as at least 40 hours per week or such number of hours per week as allowed by Legal Requirements to be classified as full-time), or on disability or other leave of absence;

(iv) for each U.S. Employee, classification as exempt or non-exempt under the Fair Labor Standards Act;

(v) current annual salary, draw, or hourly-rate of compensation (as applicable);

(vi) primary work location, including city and country, and whether such Employee primarily performs services from a home office; and

(vii) all other information required to be provided to Buyer by Seller or any Acquired Subsidiary under Legal Requirements in connection with the transfer of any Non-U.S. Employees (as applicable).

          4.21       Accounts Receivable. All accounts receivable (including any notes receivable or other receivables) of the Business that are reflected on the accounting records of the Business as of Closing will represent at Closing valid obligations arising from sales actually made or services actually performed in its Ordinary Course of Business. There is no contest, claim or right of set-off, other than returns in the Ordinary Course of Business, under any Material Contract with any obligor of any such accounts receivable regarding the amount or validity of such accounts receivable.

          4.22       Inventory. With respect to the inventory of Seller that is a part of the Acquired Assets or the inventory of any Acquired Subsidiary (including all raw materials, supplies, manufactured parts, purchased parts, work-in-process and finished goods), (a) except to the extent of applicable reserves reflected on the Closing Balance Sheet, all of such inventory will consist of a quality and quantity usable and salable in its Ordinary Course of Business and (b) except as set forth on Section 4.22 of the Disclosure Schedule, none of the inventory is on consignment.

          4.23       Product Warranties. Subject to the reserve for product warranty claims reflect on the Latest Balance Sheet, (a) each product manufactured, sold, leased or delivered by the Business is and was since January 1, 2009 in material conformance with all applicable contractual obligations, including all applicable express and implied warranties and (b) neither Seller nor any Acquired Subsidiary has any liability or obligation for replacement or repair thereof or other damages in connection therewith. Section 4.23 of the Disclosure Schedule contains copies of the standard terms and conditions of sale and lease for the Business (including applicable guarantee, warranty and indemnity provisions). No product manufactured, sold, leased or delivered by the Business is subject to any guarantee, warranty or other indemnity beyond the applicable standard terms and conditions of sale and lease shown in Section 4.23 of the Disclosure Schedule.

          4.24       Product Liability. There is no product liability claim pending, or to Seller’s Knowledge threatened, against the Business arising out of, relating to or resulting from any injury to any individual or property as a result of the ownership, possession or use of any product manufactured, sold, leased or distributed by the Business. Since January 1, 2009, neither Seller nor any Acquired Subsidiary has received written notice as to any claim for personal injury or death, any claim for property, economic, punitive or exemplary damages, any claim for contribution or indemnification or any claim for injunctive relief, in each case in connection with any product manufactured, sold, leased or distributed by the Business. There has not been any material product recall (voluntary, involuntary or otherwise) by the Business.

          4.25       Disclosure Documents. Each document required to be filed by Seller with the SEC or required to be distributed or otherwise disseminated to Seller’s shareholders in connection with the transactions contemplated hereby (the “Seller Disclosure Documents”), including the Proxy Statement, to be filed with the SEC in connection with the transactions contemplated hereby, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Seller makes no representation or warranty with respect to any information supplied by Parent or Buyer or any of their Representatives which is contained or incorporated by reference in the Proxy Statement or in any other Seller Disclosure Documents.

          4.26       Fairness Opinion. The board of directors of Seller has received from Mooreland Partners an opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by Seller pursuant to the transactions contemplated hereby, is fair, from a financial point of view, to Seller. Within three days after the date of this Agreement, Seller will deliver a true, correct and complete copy of such opinion to Parent.

          4.27       Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article 4, Seller will sell the Acquired Assets to Buyer “AS IS,” and Seller makes no representation or warranty, express or implied, at law or in equity, in respect of Seller, the Business, the Acquired Assets or the Assumed Liabilities, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are expressly disclaimed.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

          Buyer and Parent, jointly and severally, represent and warrant to Seller that:

          5.1          Organization, Power and Authorization. Each of Parent and Buyer (a) is duly incorporated or organized (as the case may be), validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as the case may be) and (b) has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Transaction Documents to which it is a party. Each of Parent’s and Buyer’s execution, delivery and performance of each Transaction Document to which it is a party has been duly authorized by Parent or Buyer, as applicable. Each of Parent and Buyer has the organizational power to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Each of Parent and Buyer is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required.

          5.2          Binding Effect and Noncontravention.

                        (a)          This Agreement has been duly executed and delivered by Parent and Buyer and constitutes, and each other Transaction Document to which Parent or Buyer is a party when executed and delivered will constitute, a valid and binding obligation of Buyer or Parent, as applicable, enforceable against Parent or Buyer, as applicable in accordance with its terms except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

                        (b)          The execution, delivery and performance by Buyer and Parent of the Transaction Documents to which it is a party do not (i) violate any material Legal Requirement to which Buyer is subject or its charter or bylaws or equivalent organizational documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other material arrangement to which Buyer or Parent is a party or by which Buyer or Parent is bound or to which Buyer’s or Parent’s assets are subject, or (iii) require any authorization, consent, approval or notice by or to any Government Entity.

                        (c)          No consent or approval by, notification to or filing with any Person is required in connection with Buyer’s or Parent’s execution, delivery or performance of this Agreement or any Transaction Document or Buyer’s or Parent’s consummation of the transactions contemplated herein or therein.

          5.3          Brokerage. Neither Parent nor Buyer has retained any broker, finder, investment banker or financial advisor in connection with the transactions contemplated by this Agreement. Seller will not have any obligation to pay any broker’s, finder’s, investment banker’s, financial advisor’s or similar fee in connection with this Agreement or the transactions contemplated by this Agreement by reason of any action taken by or on behalf of Parent or Buyer.

          5.4          Litigation. Neither Parent nor Buyer is (a) subject to any outstanding injunction, judgment, order or decree, or (b) party to or, to Parent’s or Buyer’s Knowledge, threatened to be made a party to, any proceeding, hearing, claim, legal action, suit, arbitration, governmental investigation or other legal or administrative proceeding, which would reasonably be expected to have an adverse effect on Parent’s or Buyer’s ability to consummate the transactions contemplated by this Agreement or otherwise perform its obligations under any Transaction Document to which it is a party.

          5.5          Availability of Funds.

                        (a)          A true, complete and correct copy of the executed commitment letter from U.S. Bank N.A. (the “Bank”), dated as of April 23, 2014 (the “Bank Commitment Letter”), has been provided by Buyer to Seller. Pursuant to the Bank Commitment Letter and subject to the terms and conditions contained therein, the Bank has committed to provide financing sufficient for Buyer (the “Financing”), together with the cash on hand of Parent and Buyer, to consummate the transactions contemplated herein. The obligations to fund the commitments under the Bank Commitment Letter are not subject to any condition other than as set forth in the Bank Commitment Letter. There are no side letters or other agreements or arrangements related to the funding of the Financing other than as provided in the Bank Commitment Letter. The Bank Commitment Letter has been duly authorized, executed and delivered by Parent and a wholly owned subsidiary of Parent and, as of the date hereof, the Bank Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and such subsidiary and, to Buyer’s Knowledge, the other parties thereto. No event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a default) by Parent or its wholly owned subsidiary under the Bank Commitment Letter, or, to the Knowledge of Parent and Buyer, any other parties to the Bank Commitment Letter. All commitment and other fees required to be paid on or prior to the date hereof under the Bank Commitment Letter have been paid and, assuming the satisfaction of the conditions precedent to Parent’s, Buyer’s and Seller’s obligations hereunder (other than the Financing condition in Section 8.2(e)), neither Parent nor Buyer has any reason to believe that it will not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition to the Financing or that the Financing will not be made available to Parent or Buyer on the Closing Date. As of the date hereof, the Bank Commitment Letter has not been amended or modified in any respect nor is any amendment or modification contemplated.

                        (b)          Assuming the Financing is funded in accordance with the Bank Commitment Letter, the net proceeds of the Financing, together with the cash on hand of Parent and Buyer, will in the aggregate be sufficient for Parent and Buyer to (i) pay the Purchase Price, and (ii) pay any and all fees and expenses required to be paid by Parent and Buyer in connection with the transactions contemplated by this Agreement and the Financing.

          5.6          Information Supplied. None of the information supplied or to be supplied by Parent or Buyer specifically for inclusion or incorporation by reference in the Seller Disclosure Documents or any other Proxy Statement will, on the date such documents are first published, sent or given to Seller’s shareholders, or at any time at or prior to the date of Seller’s shareholder meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they shall be made, not misleading.

          5.7          Independent Investigation. Parent, Buyer and/or their Representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of Seller, the Acquired Subsidiaries and the Business as desired by Parent and Buyer. The purchase of the Acquired Assets and the assumption of the Assumed Liabilities by Buyer and the consummation of the transactions contemplated hereby by Parent and Buyer are not done in reliance upon any representation or warranty by, or information from, Seller or any of its Affiliates, Employees or Representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article 4 (in each case, as modified by the Disclosure Schedule), and each of Parent and Buyer acknowledges that Seller expressly disclaims any other representations and warranties.

ARTICLE 6
COVENANTS

          6.1          Conduct of the Business. From and after the Effective Date and though immediately prior to the Closing, or the earlier termination of this Agreement in accordance with Article 9, except (i) as set forth on Section 6.1 of the Disclosure Schedule, (ii) as otherwise contemplated by this Agreement, (iii) as Buyer or Parent may otherwise consent to in writing (which shall not be unreasonably withheld) or (iv) as required by applicable Legal Requirements, Seller will, and will cause each Acquired Subsidiary to (a) operate the Business in the Ordinary Course of Business and use commercially reasonable efforts to preserve and maintain the goodwill associated with the Business and relationships with the Employees, customers, suppliers, distributors and others with whom the Business has a business relationship and (b) not, without the consent of Parent, take any actions (i) that if taken between the date of the Latest Balance Sheet and the date hereof would be required to be disclosed on Section 4.5 of the Disclosure Schedule (ignoring the phrase “management level” in Section 4.5(k) for purposes of this Section 6.1); (ii) that would cause a Material Contract to be accelerated, terminated, modified, or cancelled by Seller or any Acquired Subsidiary, or that would cause the entry into any Material Contract by Seller or any Acquired Subsidiary (other than any purchase orders or sales or services agreements on the Business’s standard forms) that is outside the Ordinary Course of Business or that involves the payment or receipt by Seller or the Acquired Subsidiaries of more than $50,000; (iii) that would cause any Acquired Subsidiary to issue or otherwise allow to become outstanding or redeem or otherwise acquire any equity interest of such Acquired Subsidiary or right to any such equity interest; (iv) other than the current intercompany loans between Seller and the Retained Subsidiaries and the Acquired Subsidiaries, that would cause any Acquired Subsidiary to incur any indebtedness for borrowed money or to guaranty any obligations of any Person; or (v) that would be an amendment to any organizational documents of any Acquired Subsidiary.

          6.2          Access to Business.     Except as may be prohibited by applicable Legal Requirements, prior to the Closing, Seller shall, upon reasonable notice, permit Representatives of Buyer to have reasonable access during normal business hours and under reasonable circumstances to personnel, premises, properties, assets, books and records, contracts and documents pertaining to the Business, the Acquired Assets or the Assumed Liabilities; provided that (a) access to such personnel, premises, properties, assets, books and records, contracts and documents is reasonably required by Buyer to timely consummate the transactions contemplated by this Agreement, (b) Buyer and its Representatives shall not unreasonably interfere with the business and operations of Seller, and (c) Buyer may not conduct or cause to be conducted any environmental or other testing at any of the Real Property sites, unless and until prior written authorization for such testing is obtained from Seller.

          6.3          Confidentiality.

                        (a)          Buyer and Parent each acknowledge that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business or otherwise included in the Acquired Assets; provided, however, that Buyer acknowledges that any and all other confidential information provided to it by Seller or its Representatives concerning Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

                        (b)          Seller shall not, and shall cause its Affiliates and Representatives not to, after the Closing Date, directly or indirectly, without the prior written consent of Buyer, disclose to any third party or use any confidential or proprietary information related solely to the Business or Buyer and its Affiliates obtained by Seller solely in connection with the transactions contemplated in this Agreement; provided that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 6.3(b) or any other Transaction Document to which Seller is party) or (B) independently developed by Seller or any of its Affiliates without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (x) required by Legal Requirement so long as, to the extent legally permissible and feasible, Seller provides Buyer with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure or (y) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby.

          6.4          Consents, Approvals and Filings.  Seller, Buyer and Parent will cooperate and use commercially reasonable efforts to make or obtain all filings or registrations with, notifications to, or authorizations, consents or approvals of, any third party, including those set forth in Schedule 6.4 (the “Required Consents”). In addition, each of Buyer, Parent and Seller will use its commercially reasonable efforts, to cooperate fully with each other (i) to comply as promptly as practicable with all governmental requirements applicable to the Required Consents and (ii) to make or obtain as promptly as practicable all Required Consents. Seller will respond as promptly as practicable to any inquiries or requests received from any Government Entity for additional information or documentation related to any Required Consent. Further the Parties agree to use commercially reasonably efforts to cause the conditions set forth in Section 8.2 and Section 8.3, to be satisfied as soon as practicable and in good faith to consummate the transactions contemplated hereby as soon as practicable.

          6.5          Notice of Developments.  During the period between the Effective Date and the Closing, each Party will give prompt written notice to the other of any material development affecting the ability of the Parties to consummate the transactions contemplated by this Agreement or any of the Transaction Documents. During the period between the date of this Agreement and the Closing, Seller shall update the Disclosure Schedule from time to time if (i) Seller becomes aware of any fact or condition that causes or constitutes a breach of any of Seller’s representations and warranties as of the date of this Agreement or (ii) Seller becomes aware of the occurrence or existence of any fact or condition occurring after the date of this Agreement that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. In order to so update the Disclosure Schedule, Seller shall be entitled to deliver to Buyer and Parent a supplement to the Disclosure Schedule specifying such changes and updates to the Disclosure Schedule. Any such update of the Disclosure Schedule shall not have any effect on the indemnification obligations of any Party under Article 7 or the closing conditions set forth in Article 8.

          6.6          Preparation of the Proxy Statement; Shareholder Meeting.

                         (a)          Seller shall prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the shareholders of Seller in connection with the meeting of the shareholders of Seller to approve and adopt this Agreement and the transactions contemplated hereby (the “Seller Shareholder Meeting”) as promptly as practicable following the Effective Date. Seller shall provide a draft of the Proxy Statement to Buyer and a reasonable period of time for Buyer to review such draft, and shall consider any comments to the Proxy Statement suggested by Buyer or its counsel. In furtherance of the foregoing, Buyer and Parent shall reasonably cooperate with Seller in connection with the preparation of the Proxy Statement and shall provide to Seller any information regarding Buyer and Parent required for inclusion in the Proxy Statement as Seller may reasonably request. Seller shall thereafter use commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement, taking into consideration any reasonable comments or requests made by Buyer with respect to such SEC comments, and to cause the Proxy Statement to be mailed as promptly as practicable after the Proxy Statement is cleared by the SEC (or following such time as the SEC may advise that it will not review and/or provide comments with respect to the Proxy Statement). Seller shall keep Buyer and Parent promptly informed of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall promptly provide Buyer and Parent with copies of all correspondence between Seller and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the transactions contemplated by this Agreement and shall consider any reasonable comments or requests made by Buyer with respect to such correspondence. In the event that Seller receives any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, Buyer and Parent shall provide to Seller upon a reasonable request made by Seller, any information regarding Buyer and Parent that is required for inclusion in the response of Seller to such comments or such request.

                        (b)          If, at any time prior to the Closing, any information relating to Seller, Buyer or Parent, or any of their respective Affiliates, officers or directors, is discovered by Seller, Buyer or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other Party and Seller shall file an appropriate amendment or supplement describing such information with the SEC as promptly as practicable after each Party has had a reasonable opportunity to review and comment thereon and, to the extent required by applicable Legal Requirements, disseminated to the shareholders of Seller as promptly as practicable thereafter.

                        (c)          Seller shall, as promptly as reasonably practicable following the date of this Agreement, establish a record date for the Seller Shareholder Meeting. Seller shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to Seller’s shareholders in accordance with Section 6.6(a), duly call, give notice of, convene and hold the Seller Shareholder Meeting. Subject to Section 6.7, Seller’s Board of Directors shall recommend that Seller’s shareholders approve this Agreement and the transactions contemplated hereby (the “Seller Board Recommendation”), and Seller shall, unless there has been a Change of Seller Board Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby, and to take all other action necessary or advisable to secure the Required Shareholder Vote. Seller may, and shall at the request of Buyer and Parent, postpone or adjourn the Seller Shareholder Meeting if on a date for which the Seller Shareholder Meeting is scheduled, Seller has not received proxies representing a sufficient number of shares to obtain the Required Shareholder Vote, provided that the Seller Shareholder Meeting shall not be postponed or adjourned to a date (i) that is more than 15 days after the date for which the Seller Shareholder Meeting was originally scheduled or (ii) which would require a new record date under Minnesota Legal Requirements.

          6.7          No Solicitation of Transactions.

                        (a)          Subject to Section 6.7(b), from and after the date hereof until the Closing or, if earlier, the termination of this Agreement in accordance with Article 9, Seller and the Acquired Subsidiaries shall not, and shall not authorize or permit their respective Representatives to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate the submission of any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal; (ii) participate in any discussions or negotiations, or furnish to any Person any information, or cooperate with any Person (whether or not a Person making an Acquisition Proposal), with respect to any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; (iv) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal; or

(v) otherwise cooperate in any way with, assist or participate in, or knowingly encourage or facilitate (including through the furnishing of any nonpublic information regarding Seller, any Acquired Subsidiary or the Business in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal or providing access to the properties, books, records or management of Seller or any of the Acquired Subsidiaries) any effort or attempt by any Person to do or seek any of the foregoing. Seller and the Acquired Subsidiaries shall and shall direct their Representatives to, immediately cease and cause to be terminated any discussion or negotiation with any Persons conducted prior to the date hereof by Seller, any Acquired Subsidiary or any of their Representatives with respect to any Acquisition Proposal or any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Seller or any of the Acquired Subsidiaries with respect to any Acquisition Proposal or any inquiry or indication of interest that could lead to an Acquisition Proposal. Seller shall also immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Seller agrees, except in the case that Seller’s Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Legal Requirements, to not release or permit the release during the period before the Closing Date of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Seller or any of the Acquired Subsidiaries is a party.

                        (b)          Notwithstanding anything to the contrary contained in Section 6.7(a), if, at any time following the date hereof and prior to Seller securing the Required Shareholder Vote, (i) Seller has received a bona fide written Acquisition Proposal from a third party that did not result from a breach of this Section 6.7 by Seller, any Acquisition Subsidiary or any of their respective Representatives, (ii) Seller’s Board of Directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal, and (iii) at least 24 hours prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Seller gives Buyer written notice of the identity of such Person and of Seller’s intention to furnish nonpublic information to, or enter into discussions with, such Person, then Seller may, subject to compliance with Section 6.7(c), (A) furnish information with respect to Seller to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its Representatives regarding the terms of such Acquisition Proposal; provided, however, that Seller (x) shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person and (y) shall as promptly as practicable (and in any event within 48 hours) provide to Buyer any material information concerning Seller provided or made available to such other Person (or its Representatives) which was not previously provided or made available to Buyer or Parent. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the immediately preceding sentence by any Representative of Seller or any of the Acquired Subsidiaries with the authorization or direction of Seller or the Acquired Subsidiaries, directly or indirectly, shall be a breach of this Section 6.7 by Seller.

                        (c)          Seller shall as promptly as practicable (and in any event within 48 hours) notify Buyer and Parent in writing if Seller receives any written Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to Seller or any of the Acquired Subsidiaries that could reasonably be expected to lead to an Acquisition Proposal, including a copy of such Acquisition Proposal, inquiry, indication of interest or request and the identity of the Person making such Acquisition Proposal, inquiry, indication of interest or request. Seller shall keep Buyer and Parent reasonably informed with respect to the status and details of any such Acquisition Proposal, inquiry, indication of interest or request (including any material modification or proposed modification thereto) and any discussions or negotiations concerning the terms and conditions thereof and provide to Buyer and Parent promptly (and in no event later than 48 hours after receipt or delivery thereof) copies of all correspondence and other written material (including draft agreements) relating to such Acquisition Proposal, inquiry, indication of interest or request exchanged between Seller, any Acquired Subsidiary or their Representatives, on the one hand, and the Person making such Acquisition Proposal, inquiry, indication of interest or request (or its Representatives), on the other hand.

                        (d)          Except as set forth in this Section 6.7, neither Seller’s Board of Directors nor any committee thereof shall (i) approve, recommend, or declare advisable or publicly propose to approve, recommend, or declare advisable any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, or the abandonment, termination, delay or failure to consummate the transactions contemplated by this Agreement, or (ii) withdraw or modify, in a manner adverse to Buyer or Parent, or publicly propose to withdraw or modify, in a manner adverse to Buyer or Parent, the Seller Board Recommendation (any action set forth in the foregoing clauses (i) or (ii), a “Change of Seller Board Recommendation”). Neither Seller’s Board of Directors nor any committee thereof shall allow Seller to, and Seller shall not, (A) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Acquisition Proposal (which, for the avoidance of doubt, would not include an Acceptable Confidentiality Agreement) or requiring Seller to abandon, terminate, delay or fail to consummate the transactions contemplated by this Agreement, or (B) take any other action requiring, causing, or reasonably expected to cause, Seller to abandon, terminate, delay or fail to consummate the transactions contemplated by this Agreement.

                        (e)          Notwithstanding anything to the contrary contained in Section 6.7(d), at any time prior to obtaining the Required Shareholder Vote, Seller’s Board of Directors or any committee thereof may make a Change of Seller Board Recommendation if Seller’s Board of Directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Legal Requirements; provided, that (i) Seller’s Board of Directors or committee thereof shall not be entitled to exercise its right to make a Change of Seller Board Recommendation (i) unless Seller and its Representatives have complied in all material respects with the terms of this Section 6.7, and (ii) (A) until after the third Business Day following Buyer’s and Parent’s receipt of written notice from Seller advising Buyer and Parent that Seller intends to take such action and specifying the reasons therefor, including in the case that such action is based on a Superior Proposal, the material terms and conditions of such Superior Proposal and all related proposed agreements or other documentation, it being understood and agreed that any amendment to any material term of such Superior Proposal shall require a new notice and a new three-Business Day period, (B) during such three-Business Day period Seller shall, to the extent requested by Buyer and Parent, engage in good faith negotiations with Buyer and Parent regarding potential changes to the terms of this Agreement, and (C) Seller’s Board of Directors and any committee thereof shall in making a Change of Seller Board Recommendation after such three-Business Day period(s), take into account any changes to the terms of this Agreement proposed by Buyer in writing in response to any proposed Change of Seller Board Recommendation or otherwise.

                        (f)          Nothing contained in this Section 6.7 shall prohibit Seller or Seller’s Board of Directors or any committee thereof from (i) disclosing to the shareholders of Seller a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of Seller if Seller’s Board of Directors or any committee thereof determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with applicable Legal Requirements.

           6.8        Covenant Not to Compete.

                        (a)          Seller covenants and agrees that for a period beginning at Closing and ending on the fifth anniversary of the Closing Date, Seller will not, and will cause its Affiliates not to, directly or indirectly (whether as principal, agent, independent contractor, partner or otherwise) own, manage, operate, control, participate in, or otherwise carry on, the business of manufacturing and distributing disc publishing solutions that label, archive, distribute and protect content on CDs, DVDs and Blu-ray discs.

                        (b)          Seller covenants and agrees that for a period beginning at Closing and ending on the fifth anniversary of the Closing Date, Seller will not, and will cause its Affiliates not to, directly or indirectly, solicit for employment or hire any Hired Employee unless Seller receives a release from Buyer of the restriction set forth in this Section 6.8(b) with respect to such Hired Employee.

                        (c)          Seller covenants and agrees that for a period beginning at Closing and ending on the fifth anniversary of the Closing Date, Seller will not, and will cause its Affiliates not to, directly or indirectly, solicit any end-user customer that has purchased a product or service of the Business in the past 12 months either directly from the Business or indirectly through any partner or reseller of the Business (an “Active Business Customer”); provided that notwithstanding such non-solicitation covenant, if during such five year period an Active Customer is displaced by any product of the Retained Business, Seller shall pay Buyer a one-time royalty fee set forth on Schedule 6.8(c). Seller or Buyer shall notify the other party in writing promptly after learning of such displacement. In addition, Seller covenants and agrees that for a period beginning at Closing and ending on the first anniversary of the Closing Date, Seller will not, and will cause its Affiliates not to, directly or indirectly, solicit any prospective customer identified on Schedule 6.8(c) for the targeted use case identified with respect to such customer on Schedule 6.8(c) (each a “Prospective Business Matter”); provided, however, if either Buyer or Seller is interested in pursuing any Prospective Business Matter with a Retained Business solution, a commercial arrangement will be negotiated with Buyer that would provide a release from this restriction with respect to such Prospective Business Matter. For avoidance of doubt, nothing in this Agreement shall restrict Seller or its Affiliates from soliciting any customer, whether an Active Business Customer or related to a Prospective Business Matter, for an enterprise video content management solution.

                        (d)          For a period from the Closing until the first anniversary of the Closing, Seller will not solicit or enter into any commercial arrangements with the law enforcement partners set forth on Schedule 6.8(d) for such partners to resell, license or OEM Seller’s Retained Business products and technology. For avoidance of doubt, this provision shall not preclude Seller from selling such Seller Retained Business products and technology directly to such partners, not for resale, license or OEM to third parties.

                        (e)          Neither Seller nor its Affiliates will disparage in any manner or by any means (whether written or oral, express or implied), or engage in any conduct which defames, disparages, libels or slanders, Buyer in respect to any aspect of its operation of the Business. Neither Buyer nor its Affiliates will disparage in any manner or by any means (whether written or oral, express or implied), or engage in any conduct which defames, disparages, libels or slanders, Seller in respect to any aspect of its operation of the Retained Business.

                        (f)          Notwithstanding anything herein to the contrary, this Section 6.8 shall not prohibit Seller or its Affiliates from (A) owning not in excess of 3% in the aggregate of any class of capital stock of any corporation if such stock is publicly traded and listed on any national or regional stock exchange or on the NASDAQ national market, (B) selling all or a portion of, or licensing the rights to, the Excluded Assets, including to a Person that, directly or indirectly (whether as principal, agent, independent contractor, partner or otherwise) owns, manages, operates, controls, participates in, performs services for, sells materials to, or otherwise carries on, a business similar to or competitive with the Business, (C) any subsequent buyer or successor of Seller (whether through stock or equity) from continuing its business as in effect at the time such buyer or successor became a buyer or successor of Seller, (D) holding an ownership interest in the Retained Subsidiaries, (E) continuing the current and any future business operations of BriefCam, provided that Seller does not direct that BriefCam engages in any activities that would be prohibited by this Section 6.8 if they were conducted by Seller, and (F) continuing the operations of the Retained Business.

                        (g)          If either Party violates any of its obligations under this Section 6.8, the other Party may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate. Both Parties acknowledge that a violation of this Section 6.8 may cause the other Party irreparable harm which may not be adequately compensated for by money damages. Each Party therefore agrees that in the event of any actual or threatened violation of this Section 6.8, the other Party shall be entitled, in addition to other remedies that it may have, to seek a temporary restraining order and to preliminary and final injunctive relief against the breaching Party to prevent any violations of this Section 6.8. The prevailing party in any action commenced under this Section 6.8 shall also be entitled to receive reasonable attorneys’ fees and court costs. It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this Section 6.8, any term, restriction, covenant or promise in this Section 6.8 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.

           6.9        Preservation of and Access to Books and Records.

                        (a)          Each of Buyer and Parent agrees that it shall preserve and keep the financial records held by it or its Affiliates relating to the Business for a period of seven years from the Closing Date and shall make such financial records and personnel available to Seller, at the sole expense of Seller, as may be reasonably required by Seller in connection with, among other things, any insurance claims, the litigation set forth on the Disclosure Schedule, proceedings or Tax audits against or governmental investigations of Seller or any of its Affiliates or in order to enable Seller to comply with its obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. Such availability shall include reasonable access upon reasonable advance notice to Buyer or Parent, subject to restrictions under applicable Legal Requirements, to the books and records transferred to Buyer or Parent to the extent necessary for the preparation of financial statements, regulatory filings or Tax Returns of Seller or its Affiliates in respect of periods ending on or prior to Closing, or in connection with any proceedings during such seven-year period. Seller shall be entitled, at its sole cost and expense, to make copies of the books and records to which it is entitled to access pursuant to this Section 6.9.

                        (b)          Seller agrees that it shall preserve and keep the financial records held by it or its Affiliates relating to the Business for a period of seven years from the Closing Date and shall make such financial records and personnel available to Buyer and Parent, at the sole expense of Buyer and Parent, as may be reasonably required by Buyer and Parent in connection with, among other things, any insurance claims, the litigation set forth on the Disclosure Schedule, proceedings or Tax audits against or governmental investigations of Buyer and Parent or any of their Affiliates or in order to enable Buyer and Parent to comply with their obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. Such availability shall include reasonable access upon reasonable advance notice to Seller, subject to restrictions under applicable Legal Requirements, to the books and records retained by Seller or any Retained Subsidiary to the extent necessary for the preparation of financial statements, regulatory filings or Tax Returns of Buyer, Parent or their respective Affiliates in respect of periods ending on or after Closing, or in connection with any proceedings during such seven-year period. Buyer and Parent shall be entitled, at their sole cost and expense, to make copies of the books and records to which they are entitled to access pursuant to this Section 6.9.

          6.10       Tax Matters.

                        (a)         Seller will prepare and timely file all Tax Returns in respect of the Acquired Assets, and Seller will prepare and timely file all Tax Returns for each Acquired Subsidiary for all Tax periods ending on or prior to the Closing Date. Buyer and Parent will prepare and timely file all other Tax Returns that are required to be filed in respect of the Acquired Subsidiaries for all Tax periods ending on or after the Closing Date. Buyer and Parent shall provide Seller an opportunity to review and approve any Tax Return that includes Taxes for which Seller has an obligation to indemnify Buyer and Parent. Buyer and Parent Buyer and Parent agree to utilize the alternative procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.

                        (b)          Neither Buyer, Parent nor any of their Affiliates shall (i) amend, refile, revoke, or otherwise modify any Tax Return or Tax election of any Acquired Subsidiary (including filing for a Tax refund) with respect to any taxable period ending on or before the Closing Date; (ii) make any Tax election that has retroactive effect to any such Tax year; (iii) file a ruling request with any taxing authority that relates to the Taxes or Tax Returns of any Acquired Subsidiary for to any taxable period ending on or before the Closing Date; (iv) initiate any voluntary disclosure with any taxing authority regarding any Tax or Tax Return of any Acquired Subsidiary for any taxable period ending on or before the Closing Date, including filing Tax Returns for such period in jurisdictions that such Acquired Subsidiary does not currently file Tax Returns; or (v) take any action to extend the applicable statute of limitations with respect to any such Tax Return of any Acquired Subsidiary, in each such case, without the prior written consent of Seller.

                        (c)          Seller, Parent and Buyer will provide each other with such assistance and non-privileged information relating to the Business and the Acquired Assets as may reasonably be requested in connection with the preparation of any Tax Return or the performance of any audit, examination or any other proceeding by any taxing authority relating to any Tax Return, whether conducted in a judicial or administrative forum, and will each retain and provide to the other Party all non-privileged records and other information which may be relevant to any such Tax Return, audit, examination or any other proceeding.

                        (d)          Seller will exercise exclusive control over the handling, disposition and settlement of any inquiry, examination, or proceeding by a Government Entity (or that portion of any inquiry, examination or proceeding by a Government Entity) (at its sole expense) that could result in a determination with respect to Taxes due or payable by the Seller, or for which the Seller may be required to indemnify the Buyer and Parent. The Buyer or Parent will notify the Seller or its Affiliates in writing promptly upon learning of any such inquiry, examination or proceeding. Buyer, Parent and their Affiliates will cooperate with the Seller, as the Seller may reasonably request, in any such inquiry, examination or proceeding, and Buyer and Parent may participate in any such inquiry, examination or proceeding at their sole expense.

                        (e)          If Buyer or Parent receives a refund with respect to Taxes for which Seller is wholly or partially responsible under Section 2.4, Section 6.10 or Section 7.2(c), Buyer and Parent will pay, within 30 days following the receipt of such Tax refund, the amount of such Tax refund attributable to the Seller. If Seller receives a refund with respect to Taxes for which Buyer or Parent is wholly or partially responsible under Section 2.3 or Section 6.10, Seller will pay, within 30 days following the receipt of such Tax refund, the amount of such Tax refund attributable to Buyer.

                        (f)          Notwithstanding Section 6.10(d), no Party will agree to settle any liability for Taxes or compromise any claim with respect to Taxes relating to the Business or on behalf of an Acquired Subsidiary, which settlement or compromise may affect the liability for Taxes hereunder (or right to Tax benefit) of the other Parties, without the other Parties’ consent, which consent will not be unreasonably withheld or delayed.

                        (g)          Each of Seller and Buyer will pay 50% of all Taxes that are required to be paid in respect of any transfer, sales, use, recording, value-added or similar Taxes that may be imposed by reason of the sale, assignment, transfer and delivery of the Acquired Assets (“Transfer Taxes”). Buyer and Parent will timely file all Tax Returns required to be filed in connection with the payment of such Transfer Taxes. The Parties agree to cooperate in good faith with each other in connection with the preparation and filing of such Tax Returns, in obtaining all available exemptions from such Transfer Taxes and in timely providing each other with resale certificates and any other documents necessary to satisfy any such exemptions.

                        (h)          Buyer may, in its sole discretion, make an election under Section 338(g) of the Code with respect to the acquisition of the Acquired Subsidiaries and any other similar provision under applicable Legal Requirements; provided, however, that Buyer shall indemnify and hold Seller harmless, on a grossed up basis, for any increase in Taxes or reduction in Tax attributes of Seller arising from any such election.

          6.11        Employment Matters.

                        (a)          For a period of up to forty-five (45) days after the Closing, subject to extension by written consent of Buyer and Seller (the “Employee Transition Period”), Seller will use all reasonable efforts to retain the U. S. Employees and lease such employees to Buyer to conduct the Business as provided in an Employee Transition Services Agreement on terms reasonably satisfactory to Buyer and Seller and entered into prior to Closing (the “Employee Transition Agreement”). The Employee Transition Agreement will provide that Buyer will reimburse Seller for all U.S. Employees’ wages, salary, commission, and other employee compensation and benefits (including any vacation taken to the extent of any accrual included in the Final Net Book Value but excluding any severance payments except as provided in Section 6.11(d)) incurred during the Employee Transition Period and for all other liabilities associated with such U.S. Employees during the Employee Transition Period of the type for which Buyer would be responsible had Buyer hired such U.S. Employees as of the Closing. The Employee Transition Agreement will also provide that Seller, during the Employee Transition Period, (i) will use commercially reasonable efforts to maintain the relationships with the U.S. Employees and (ii) not take any actions with respect to the U.S. Employees that if taken between the date hereof and the Closing Date would be prohibited by Section 6.1(b)(i) (but only as it incorporates Section 4.5(k) and Section 4.5(l) as it relates to Section 4.5(k) and only from the date of the Closing and not from the date of the Latest Balance Sheet). The performance by Seller of its obligations to Buyer under the Employee Transition Services Agreement shall not be prohibited by or violate Seller’s obligations under Sections 6.3 and 6.8. Prior to the Closing, Buyer and Seller agree to make such changes as may be required to the Mutual Transition Services Agreement to account for the Employee Transition Agreement during the Employee Transition Period. Notwithstanding the foregoing, Buyer will use all reasonable efforts to put in place the benefit plans required under this Section 6.11 to be in place at the end of the Employee Transition Period prior to the Closing.

                        (b)          Immediately prior to the end of the Employee Transition Period, Seller will terminate the employment of each U.S. Employee. Five Business Days prior to the end of the Employee Transition Period, Seller will deliver to Buyer an updated Employee List setting forth the information required by Section 4.20(l) as of fifteen Business Days prior to the end of the Employee Transition Period, rather than as of March 31, 2014, with respect to each U.S. Employee. At least three Business Days before the end of the Employee Transition Period, Buyer will offer employment to each U.S. Employee identified on the updated Employee List, subject to Buyer’s standard hiring practices and conditions and upon such terms and conditions as determined by Buyer, with such employment to be effective immediately following the end of the Employee Transition Period, and contingent upon the occurrence of the Closing (or, in the case of any such U.S. Employee on long-term disability or other leave of absence (other than vacation leave in the Ordinary Course of Business) as disclosed on the updated Employee List (each, an “Inactive U.S. Employee”), effective upon the date such Inactive Employee is able to return to active employment as determined by Buyer provided that such return occurs within six months following the end of the Employee Transition Period. U.S. Employees who accept offers of employment from Buyer and who complete all necessary documents in order to commence employment with Buyer (as applicable), and commence employment with Buyer immediately following the end of the Employee Transition Period (or, in the case of any Inactive Employee, immediately following the date each such Inactive Employee is able to return to active employment), and all Non-U.S. Employees of any Acquired Subsidiary as of the Closing Date, are referred to as the “Hired Employees.” Neither Seller nor any Acquired Subsidiary will state or represent to any Employees not identified on the Employee List (as updated in accordance with this Section 6.11(a)) that Buyer will offer continued employment to such Employees or will employ such Employees after the end of the Employee Transition Period. Seller will use its reasonable best efforts to assist Buyer with the transition of all Hired Employees to Buyer. Seller will not seek to induce any U.S. Employee to reject any offer of employment from Buyer.

                        (c)          Effective as of the end of the Employee Transition Period, all U.S. Employees will cease participation in the Benefit Plans and all Hired Employees will begin participation in the employee benefit plans of Buyer other than Buyer’s employee stock ownership plan (each a “Buyer Employee Plan”), subject to the terms of the applicable Buyer Employee Plan. Effective as of the end of the Employee Transition Period, the Buyer will provide to the Hired Employees employee benefits which are, in the aggregate, substantially comparable to the employee benefits provided to Employees under the Seller Benefit Plans as of the end of the Employee Transition Period or to similarly situated employees of Buyer as of the end of the Employee Transition Period (other than with respect to the Buyer’s employee stock ownership plan). Buyer will give each Hired Employee credit for his or her years of service with Seller prior to the end of the Employee Transition Period for purposes of determining eligibility, vesting, and, for any paid time off program, for level of benefit under the employee benefit plans of Buyer in which such Hired Employee becomes eligible to participate after the end of the Employee Transition Period, to the extent such service would have been counted as service under the Buyer Employee Plan had such service been performed for Buyer. With respect to each Buyer Employee Plan that is a health, welfare or fringe benefit plan, (i) Buyer shall waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Hired Employees (and their covered dependents), other than any such limitations that are in effect with respect to any Hired Employee (or his or her covered dependents) and that have not been satisfied under the corresponding health, welfare, or fringe benefit plan maintained by Seller immediately prior to the end of the Employee Transition Period; and (ii) Buyer shall provide each Hired Employee with credit for any deductibles and maximum out-of-pocket requirements paid by such Hired Employee for the then current plan year under the corresponding health, welfare or fringe benefit plan immediately prior to the end of the Employee Transition Period, to the extent timely provided such information. Each Hired Employee who receives an “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from a Seller Benefit Plan will be eligible to rollover such distribution, including any participant loan under a Seller Benefit Plan, into an account in the tax-qualified defined contribution plan which will be maintained by Buyer for the Hired Employees. For avoidance of doubt, there shall be no accrual included on the Closing Balance Sheet in respect to Seller’s 2012 Severance Plan.

                        (d)          Except as included in the Assumed Liabilities, Seller will be responsible for all liabilities and obligations relating to or arising out of the employment, engagement, remuneration, or cessation of employment (including any severance payments due as the result of a termination of employment prior to or on the Closing Date) with Seller of any Employee (excluding any Employee employed by an Acquired Subsidiary) (and the dependents of such individuals) with respect to employment with Seller for all periods prior to and including the Closing Date. The Employee Transition Agreement will describe the liabilities and obligations of the Buyer and Seller with respect to the Employee Transition Period consistent with the terms of this Section 6.11, which will include Seller’s obligation to pay any severance payments due as a result of a termination of employment of a U.S. Employee during the Employee Transition Period unless such termination is at the direction of Buyer.

                        (e)          Seller shall pay each Employee, including for all Hired Employees (other than Employees employed by an Acquired Subsidiary) in accordance with Legal Requirements and Seller’s past practices, all accrued, unpaid wages, salary, commission, bonuses, and other employee compensation and benefits related to employment with Seller for all periods through the Closing, excluding all amounts owed to the U.S. Employees for accrued and unused vacation or other paid leave (which amounts will be assumed by Buyer, but only to the extent such amounts are included in the Final Net Book Value). In addition, for each Employee (and his or her dependents), Seller will pay or provide for all other employee benefits maintained by Seller or any Acquired Subsidiary related to employment with Seller or any Acquired Subsidiary for all periods prior to the Closing Date and that are due and payable, all in accordance with Legal Requirements, and shall be responsible for complying with COBRA with respect to each Hired Employee to the extent required under COBRA. The Employee Transition Agreement will provide for the continuation of employee benefits by Seller for the U.S. Employees in the Ordinary Course of Business during the Employee Transition Period consistent with the terms of this Section 6.11, and the assumption by Buyer (without Purchase Price adjustment) of any accrued and unused vacation or other paid leave relating to the Employee Transition Period.

                        (f)          Nothing expressed or referred to in this Section 6.11 or this Agreement confers any rights or remedies upon any Employee (including any Hired Employee).

                        (g)          Prior to the end of the Employee Transition Period, Buyer shall deliver to Seller true and correct copies of the fully executed Severance Agreements.

          6.12        Non-assignable Assets.  If the assignment of any Acquired Asset requires the consent of any Person and such consent is not obtained at or prior to the Closing (a) for a period not to exceed 90 days following the Closing, Seller, Buyer and Parent will use their reasonable best efforts to obtain the written consent of such other Person to the assignment, (b) this Agreement will not constitute an agreement to assign such Acquired Asset until such consent is obtained, and (c) at Buyer’s election, for a period not to exceed 90 days following the Closing, Seller will continue to maintain and/or perform any such Acquired Asset at the direction and for the risk and benefit of Buyer.

          6.13        Qumu Name; Rimage Name.  Promptly after the Closing, Buyer will take such action as is required to change the name of Qumu Europe to a name that does not include the word “Qumu” or any derivative thereof. Promptly after the Closing, Seller and any Retained Subsidiaries will cease to use the Rimage name or any derivative thereof for any purpose.

          6.14        Financing.

         (a)          Parent will use its reasonable best efforts to do all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Bank Commitment Letter (including using its reasonable best efforts (i) to satisfy (or obtain the waiver of) all conditions on a timely basis to obtaining the Financing applicable to Parent or its wholly owned subsidiary set forth in the Bank Commitment Letter that are within its control; and (ii) to comply in all material respects with its obligations under the Bank Commitment Letter relating to the Financing (or obtain the waiver thereof)). Parent shall give Seller prompt notice upon becoming aware of any breach of the Bank Commitment Letter that would reasonably be expected to prevent Parent from obtaining the Financing or would reasonably be expected to lead to termination of the Bank Commitment Letter. Parent shall keep Seller informed promptly and in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Bank Commitment Letter if such amendment, modification or waiver can reasonably be expected to delay the consummation of the transactions contemplated hereby. If all conditions in the Bank Commitment Letter have been satisfied or, upon funding, will be satisfied, Parent shall use its reasonable best efforts to cause the Bank to fund on the Closing Date the Financing required to consummate the transactions contemplated hereby.

         (b)          Provided that the representations in Section 5.5(b) shall be true and correct after giving effect to such amendment, Parent and Buyer may amend the Bank Commitment Letter; provided that such amendment would not (i) impose new or additional conditions, or otherwise expand any conditions, to the receipt of the Financing, (ii) reasonably be expected to prevent, or materially delay or impair, the availability of the Financing or (iii) reasonably be expected to adversely impact the ability of Parent and/or Buyer to timely consummate the transactions contemplated by this Agreement.

         (c)          Without limiting the generality of Section 6.14(a) and subject to amendments permitted by Section 6.14(b), Parent and Buyer shall use their reasonable best efforts to (i) maintain in effect the Bank Commitment Letter until the transactions contemplated by this Agreement are consummated, (ii) satisfy all conditions and covenants applicable to Parent, Buyer and the wholly owned subsidiary of Parent in the Bank Commitment Letter at or prior to the Closing and otherwise comply with its obligations thereunder, (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Bank Commitment Letter and (iv) consummate the Financing at or prior to the Closing. Without limiting the generality of Section 6.14(a), Parent and Buyer shall give the Seller prompt written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Bank Commitment Letter or definitive document related to the Financing of which Parent, Buyer or their respective Affiliates becomes aware; (ii) of the receipt of any written notice or other written communication from any Person with respect to any: (x) actual or potential breach, default, termination or repudiation by any party to the Bank Commitment Letter or any definitive document related to the Financing or any provisions of the Bank Commitment Letter or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to the Bank Commitment Letter or any definitive document related to the Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any definitive agreement with respect thereto); or (iii) the occurrence of an event or development that Parent or Buyer believes would reasonably be expected to have a material and adverse impact on the ability of Parent or Buyer to obtain all or any portion of the Financing contemplated by the Bank Commitment Letter on the terms, in the manner or from the sources contemplated by the Bank Commitment Letter; provided, that in no event will Parent or Buyer be under any obligation to disclose any information that is subject to attorney-client or similar privilege.

         (d)          If at any time prior to Closing Parent no longer believes in good faith that it will be able to obtain the Financing, Parent shall promptly notify Seller and shall use its reasonable best efforts to arrange all of any such portion of the contemplated Financing (excluding any amounts that are contemplated to be replaced by Parent’s cash on hand) from alternative sources (all or such portion from alternate sources, the “Alternate Financing”) which shall provide for: (i) funds not less than the amount required for consummation of the transactions contemplated hereby and sufficient to satisfy all of Parent’s obligations under this Agreement, and (ii) terms and conditions (other than with respect to amount) not less beneficial in the aggregate to Parent and its Affiliates than those set forth on Schedule 6.14(d). As used in this Agreement as the context may require, “Financing” shall also be deemed to include any Alternate Financing.

         (e)          Prior to the Closing, Seller shall use its reasonable best efforts to cooperate in connection with the Financing, including to the extent requested by Parent or the Bank, permitting agents and lenders under the Bank Commitment Letter and their Representatives, during normal business hours, to inspect Business records and premises and consult with Business officers, Employees, counsel and agents with respect thereto, subject to customary arrangements for confidentiality that are mutually acceptable to such agents, lenders and Seller and provided that such inspections and consultations do not unreasonably interfere with the ongoing operations of the Business.

          6.15        Reorganization.  Parent and Buyer consent to the following prior to Closing: (a) Seller’s formation of Qumu Germany, (b) the transfer of Seller’s equity interest in Qumu Europe to Qumu Germany, (c) the transfer of any Excluded Assets owned by Qumu Europe to Qumu Germany and (d) Seller’s formation of Qumu Japan and the transfer of any Excluded Assets owned by Rimage Japan to Qumu Japan. Seller agrees to cause Qumu Germany to transfer Qumu Europe to Buyer upon the Closing of the transaction in this Agreement. Buyer will be provided a reasonable opportunity to review the agreements related to the reorganization set forth in this Section 6.15 and the form of transfer agreements for (b), (c) and (d) in the preceding sentence must be in a form reasonably acceptable to Buyer. Seller agrees to be responsible for all costs and expenses arising out of the formation of Qumu Germany and Qumu Japan and the related transfers under this Section 6.15; provided, however, Seller will have no obligation to reimburse Buyer for any cost or expense arising out of the transfer of Qumu Europe to Buyer. If the assignment of any Excluded Asset to Qumu Germany or Qumu Japan requires the consent of any Person and such consent is not obtained at or prior to the Closing (a) for a period not to exceed 90 days following the Closing, Seller, Buyer and Parent will use their reasonable best efforts to obtain the written consent of such other Person to the assignment, and (b) at Seller’s election, for a period not to exceed 90 days following the Closing, the entity transferring the Excluded Asset will continue to maintain and/or perform any such Excluded Asset at the direction and for the risk and benefit of Qumu Germany or Qumu Japan, as applicable. Seller may continue to use the intercompany accounts in the Ordinary Course of Business and, subject to the reasonable approval of Buyer and Parent, determine the resolution for the treatment and termination of intercompany accounts of Seller and the Retained Subsidiaries and the Acquired Subsidiaries prior to Closing; provided that the balances in all intercompany accounts shall be $0 as of immediately before the effective time of Closing. Buyer and Parent consent to the additional contribution of capital to the Acquired Subsidiaries in connection with the reorganization set forth in this Section 6.15 for intercompany balances owed by an Acquired Subsidiary to Seller or a Retained Subsidiary.

          6.16        Permits.  If Buyer has not obtained any of the Permits listed on Section 4.16 of the Disclosure Schedule before or on the Closing Date, (a) Seller, Buyer and Parent will use their reasonable best efforts to obtain each such Permit, and (b) Seller will enter into arrangements that are reasonably satisfactory to Buyer and Seller so that Seller will continue to conduct the Business until Buyer obtains such Permit, at the direction and for the risk and benefit of Buyer.

          6.17        Further Assurances.  If after Closing any further action is necessary, proper or desirable to carry out any purpose of this Agreement, then each Party will take such further action (including the execution and delivery of further documents) as any other Party reasonably requests to carry out such purpose. The foregoing will be at the expense of such requesting Party, except to the extent such requesting Party is entitled to indemnification therefor or to the extent this Agreement otherwise allocates such expense to any other Party.

ARTICLE 7
SURVIVAL AND INDEMNIFICATION

          7.1          Survival of Representations and Warranties.  All of the representations and warranties contained in this Agreement will survive the Closing and continue in full force and effect for a period of 18 months thereafter; provided, however, that the representation and warranty in Section 4.10(d) shall survive the Closing and continue in full force and effect for a period of 12 months thereafter and the Fundamental Representations will survive indefinitely. Notwithstanding the prior sentence, for each claim for indemnification hereunder regarding a representation or warranty that is made before expiration of such representation or warranty, such claim and associated right to indemnification (including any right to pursue such indemnification, including via any Proceeding) will not terminate before final determination and satisfaction of such claim. Each covenant and agreement herein, and all associated rights to indemnification, will survive Closing and will continue in full force thereafter until all Liability hereunder relating thereto is barred by all applicable statutes of limitation, subject to any applicable limitation stated herein

          7.2          Indemnification Obligations of Seller.  Subject to the provisions of Section 7.4, Seller will indemnify Buyer and Parent and each of their Other Indemnified Persons from and against any Loss that Buyer and Parent incur as a result of or arising out of:

                         (a)          the breach of any representation or warranty made by Seller in this Agreement or any certificate delivered hereunder;

                         (b)          the breach of any covenant or agreement made by Seller in this Agreement;

                         (c)          any Excluded Liability;

                         (d)          any Excluded Asset;

                         (e)          the failure of any Party (including Buyer), in connection with the transactions contemplated herein, to comply with any Legal Requirement relating to bulk sales or bulk transfer or any Tax law, rule or regulation relating to the obligations of a seller or buyer of assets in bulk transfer;

                         (f)          all Taxes with respect to any (i) Acquired Subsidiary with respect to any Pre-Closing Tax Period, (ii) member of an affiliated, consolidated, combined or unitary group of which an Acquired Subsidiary (or any predecessor thereto) is or was a member before Closing including Taxes pursuant to Treasury Regulation 1.1502-6 or any similar applicable law, and (iii) Person (other than an Acquired Subsidiary) imposed on an Acquired Subsidiary for any period as a transferee or successor with respect to a transaction occurring on or before the Closing Date, by applicable Legal Requirement, contract or otherwise; or

                       (g)         any Transaction Expenses that are not paid at the Closing Date and not otherwise reflected in an adjustment to the Purchase Price pursuant to Section 3.1.

          7.3          Indemnification Obligations of Buyer and Parent.  Buyer and Parent will, jointly and severally, indemnify Seller and its Other Indemnified Person from and against any Loss that Seller or such Other Indemnified Person incurs as a result of or arising out of:

                         (a)          the breach of any representation or warranty made by Buyer or Parent in this Agreement or any certificate delivered hereunder;

                         (b)          the breach of any covenant or agreement made by Buyer or Parent in this Agreement;

                         (c)          any Assumed Liability;

                         (d)          all Taxes with respect to the Business, the Acquired Assets or any Acquired Subsidiary for a Post-Closing Tax Period; and

                         (e)          any increase in Taxes or reduction in Tax attributes of Seller resulting from an election described in Section 6.10(h), which shall be paid to Seller on a grossed-up basis.

          7.4            Limitations on Indemnification.

                        (a)           Notwithstanding anything in this Agreement to the contrary, (i) Seller will have no obligation to indemnify Buyer, Parent and their Other Indemnified Persons, collectively, under Section 7.2(a) (except with respect to Fundamental Representations, with respect to which this Section 7.4(a) shall not apply) unless and until Buyer and Parent suffer an aggregate amount of Losses by reason of such matters in excess of $175,000 (the “Deductible”), and Buyer and Parent will be entitled to recover only those Losses that exceed such amount.

                        (b)          Notwithstanding anything in this Agreement to the contrary, (i) Buyer will have no obligation to indemnify Seller and its Other Indemnified Persons, collectively, under Section 7.3(a) (except with respect to Fundamental Representations, with respect to which this Section 7.4(b) shall not apply) unless and until Seller suffers an aggregate amount of Losses by reason of such matters in excess of the Deductible, and Seller will be entitled to recover only those Losses that exceed such amount.

                        (c)          Notwithstanding anything in this Agreement to the contrary and except for the Fundamental Representations (with respect to which this Section 7.4(c) shall not apply), the maximum aggregate obligation of Seller to indemnify Buyer, Parent and their Other Indemnified Persons under Section 7.2(a) will not exceed $2.3 million (the “Cap”). Notwithstanding anything in this Agreement, the maximum liability of Seller for any Losses claimed by Buyer, Parent and their respective Other Indemnified Persons, collectively, under this Agreement shall not exceed the Purchase Price received by Seller.

                        (d)          Notwithstanding anything in this Agreement to the contrary and except for the Fundamental Representations (with respect to which this Section 7.4(d) shall not apply), the maximum aggregate obligation of Buyer and Parent to indemnify Seller and its Other

Indemnified Persons under Section 7.3(a) will not exceed the Cap. Notwithstanding anything in this Agreement, the maximum liability of Buyer and Parent for any Losses claimed by Seller and its Other Indemnified Persons, collectively, under this Agreement shall not exceed the Purchase Price.

                        (e)          Notwithstanding anything in this Agreement to the contrary and except with respect to Seller’s failure to pay Taxes as required under Section 6.10(a) or (g), Buyer’s primary means of collecting on any Loss that is subject to indemnification by Seller hereunder shall be by receiving payment out of the Escrow Account (on the terms provided herein and the Escrow Agreement), and Buyer shall have no right of collection directly from Seller for any claims for Losses that aggregate to an amount less than the amount in the Escrow Account unless and until the Escrow Account has been exhausted. Thereafter, and with respect to claims in excess of the Escrow Account, Buyer and Parent may seek collection directly from Seller for Losses otherwise subject to indemnification hereunder.

                        (f)          In calculating the amount of Losses suffered or incurred by a Party for which indemnification is sought under this Article 7 there will be deducted the amount of (i) any insurance proceeds or any other recovery from a third party actually paid to such Party as a result of or related to any such Loss, and (ii) any Tax benefit actually realized in or prior to the Taxable year in which the Loss arises or the indemnification payment is made. Each Party agrees to use commercially reasonable efforts to obtain such proceeds, recoveries or Tax benefits. If any such proceeds, recoveries or Tax benefits are received by the Indemnified Party with respect to any Loss after the Indemnifying Party has made a payment to the Indemnified Party with respect thereto, the Indemnified Party will promptly pay to the Indemnifying Party the amount of such proceeds, recoveries or Tax benefits (up to the amount of the Indemnifying Party’s payment). In addition, with respect to Buyer and Parent, the amount of any Loss for which indemnification is payable under this Article 7 will be net of all reserves provided for in the Final Net Book Value relating to such Loss.

                         (g)          For purposes of this Article 7, the calculation of Losses with respect to any breach of representations and warranties, shall be determined without regard to any “material,” “in all material respects” or “Material Adverse Effect” qualification contained therein.

          7.5          Indemnification Procedures.

                         (a)          Third Party Claims.

                             (i)          Notice.  If any third party notifies any Indemnified Party of any matter that may give rise to a claim by such Indemnified Party for indemnification pursuant to Section 7.2 or 7.3 (a “Third Party Claim”), such Indemnified Party must give the Indemnifying Party from whom indemnification is sought written notice of such Indemnified Party’s claim for indemnification (an “Indemnification Claim Notice”) promptly after the Indemnified Party receives written notice of such Third Party Claim. The failure of any Indemnified Party to give timely notice under this Section 7.5(a)(i) will not affect any rights to indemnification hereunder except to the extent that the Indemnifying Party is prejudiced by such failure; provided, however, that any claim for indemnity under Section 7.2(a) or Section 7.3(a) must be made by notice given within the applicable survival period specified in Section 7.1. Such notice must contain a reasonably detailed description of the claim and the nature and amount of such Loss.

                             (ii)          Control of Defense; Settlement. Except with respect to claims under Section 6.10(d) and in the absence of a Conflict of Interest, an Indemnifying Party, at its option, may assume control of the defense of any Third Party Claim within 30 days of receiving a proper Indemnification Claim Notice from the Indemnified Party, and may appoint as lead counsel of such defense legal counsel selected by the Indemnifying Party that is reasonably acceptable to the Indemnified Party. In the event an Indemnifying Party assumes control of the defense of a Third Party Claim, the Indemnified Party (A) may participate in the defense of such claim and employ counsel of its choice for such purpose; provided, that such employment will be at the Indemnified Party’s own expense, and (B) will cooperate with the Indemnifying Party in the defense of such Third Party Claim. The Indemnifying Party will keep the Indemnified Party reasonably informed of all matters material to such defense and Third Party Claim at all stages thereof. “Conflict of Interest” means that the named parties to a Third Party Claim include both the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party (other than defenses related solely to successor liability). If the Indemnifying Party fails to assume the defense of such Third Party Claim within 30 days after receipt of notice thereof pursuant to this Section 7.5(a) or there is a Conflict of Interest, the Indemnified Party may assume control of the defense of such Third Party Claim and may appoint as lead counsel of such defense legal counsel selected by the Indemnifying Party that is reasonably acceptable to the Indemnifying Party.

                            (iii)          Neither the Indemnifying Party nor the Indemnified Party may consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the prior written consent of the other Party (such consent not to be withheld unreasonably); except that the Indemnifying Party may enter into a settlement without the consent of the Indemnified Party if the sole relief provided is monetary damages that will be paid in full by the Indemnifying Party.

                        (b)          Other Claims. Any Indemnified Party may make a claim for indemnification pursuant to Section 7.2 or 7.3 by providing an Indemnification Claim Notice to the Indemnifying Party (it being understood that any claim for indemnity related to a breach of a representation or warranty must be made by notice given within the applicable survival period specified in Section 7.1). Such notice must contain a reasonably detailed description of the claim and the nature and amount of such Loss.

          7.6          Exclusive Remedy.  Other than any claim for injunctive or other equitable relief, including under Section 7.7 or the Termination Fee under Article 9 and except with respect to claims for fraud, the indemnification obligations of the Parties set forth in this Article 7 are the sole and exclusive remedy of the Parties with respect to this Agreement and the transactions contemplated hereby.

          7.7          Specific Performance.  Each Party’s obligation under this Agreement is unique. If any Party should breach its covenants or agreements under this Agreement, the Parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, any nonbreaching Party, in addition to any other available rights or remedies it may have under the terms of this Agreement, may sue in equity for specific performance and/or to obtain an injunction or injunctions to prevent breaches of this Agreement, and each Party expressly waives the defense that a remedy in damages will be adequate.

          7.8          Indemnification Adjusts Purchase Price.  Each Party will, including retroactively, treat indemnification payments under this Agreement as adjustments to the Purchase Price for Tax purposes to the extent permitted under a Legal Requirement.

ARTICLE 8
CLOSING

          8.1          Closing Date.  The consummation of the purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities provided for in Article 2 hereof (the “Closing”) shall take place at the offices of Lindquist & Vennum LLP located at 4200 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402 (or at such other place as the parties may designate in writing) no later than two Business Days following the satisfaction or waiver of the conditions set forth in Article 8 (other than those that by their terms are to be satisfied on the Closing Date, including, without limitation the condition contained in Section 8.2(e)). The exchange of executed documents and other materials to be delivered at the Closing by facsimile or other electronic copy shall be deemed sufficient. The date on which the Closing occurs is referred to herein as the “Closing Date.” The effective time of the Closing shall be deemed to be 12:01 a.m. on the Closing Date, local time in each jurisdiction in which the Business is conducted.

          8.2          Conditions of Buyer’s and Parent’s Obligation.  Buyer’s and Parent’s obligation to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver as of the Closing of the following conditions precedent:

         (a)          Representations and Warranties; Covenants.  The representations and warranties of Seller contained in Article 4 shall be true and correct in all respects as of the date hereof and as of the Closing Date, or in case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, subject to such exceptions as would not (individually or in the aggregate) have a Material Adverse Effect (it being understood that, for purposes of determining the effect of such exceptions, all Material Adverse Effect and materiality qualifications shall be disregarded). Seller will have performed and observed in all material respects each covenant or other obligation required to be performed or observed by it pursuant to the Agreement through the Closing.

         (b)          Proceedings.  There will not be any injunction, judgment, order, decree or ruling in effect before any Government Entity the result of which would prevent or prohibit consummation of the transactions contemplated by this Agreement or cause any such transaction to be rescinded following consummation.

                    (c)          Consents and Approvals. The third party consents and approvals set forth on Schedule 6.4 will have been obtained.

                    (d)          Required Shareholder Vote. Seller will have obtained the Required Shareholder Vote.

                    (e)          Financing. Buyer will have obtained the Financing.

                    (f)          No Material Adverse Effect. Since the date of this Agreement, there will not have been any Material Adverse Effect.

                    (g)          Seller’s Closing Documents. The following documents (duly executed and notarized as appropriate) will have been delivered to Buyer and Parent:

(i) a Bill of Sale, Assignment and Assumption Agreement between Buyer and Seller, in substantially the form attached as Exhibit B (the “Bill of Sale”);

(ii) an Intellectual Property Assignment made by Seller in favor of Buyer, in substantially the form attached as Exhibit D (the “Intellectual Property Assignment”);

(iii) the Escrow Agreement;

(iv) a certificate (dated not more than ten days prior to the Closing) as to the good standing of Seller in its jurisdiction of incorporation;

(v) a certificate of non-foreign status for Seller satisfying the requirements of Treasury Regulation Section 1.1445-2(b);

                         (vi)         evidence, including share purchase agreements if required by applicable Legal Requirements, transferring all of the outstanding ownership interests in Qumu Europe, Rimage RIT, Rimage Singapore and Rimage Japan to Buyer or one of its Affiliates, in form and substance reasonably acceptable to the Buyer; provided if the actual transfer of such ownership interests cannot be effected at Closing, Seller and Buyer shall have entered into customary beneficial ownership and control agreements in the form reasonably acceptable to Buyer and Seller providing for the operation of such Acquired Subsidiary for the benefit and burden of Buyer until such time as such interests are transferred under applicable Legal Requirements;

(vii) a deed transferring the Owned Real Property to Buyer, in form and substance reasonably acceptable to the Buyer;

                         (viii)        a binding owner’s policy of title insurance with respect to the Owned Real Property in form and substance reasonably acceptable to Buyer, insuring Buyer as the fee owner of the Owned Real Property;

(ix) a Mutual Transition Services Agreement between Buyer and Seller, substantially in the form attached as Exhibit E (the “Mutual Transition Services Agreement”);

(x) the Lease;

(xi) a certificate of an officer of Seller, dated as of the Closing Date, as to matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(f);

                         (xii)        copies of the resolutions or consents of the board and shareholders, as required of Seller authorizing and approving this Agreement and the transactions contemplated hereby, certified by an officer of Seller;

(xiii) evidence that the Liens (other than the Permitted Liens) on the Acquired Assets have been released; and

                       (xiv)         reliance letters addressed to Buyer from Braun Intertec Corporation with respect to the Phase I Environmental Assessment prepared by Braun dated January 3, 2014 and with respect to the Phase II Environmental Assessment prepared by Braun dated January 27, 2014, in each case covering the Owned Real Property, which reliance letters shall be in form and substance reasonably acceptable to Buyer.

                    8.3          Conditions of Seller’s Obligation. Seller’s obligation to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver as of the Closing of the following conditions precedent:

                    (a)          Representations and Warranties; Covenants. The representations and warranties of Buyer and Parent contained in Article 5 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, or in case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, subject to such exceptions as would not (individually or in the aggregate) have a material adverse effect on the Buyer’s and Parent’s ability to consummate the transactions contemplated by this Agreement. Buyer and Parent will have performed and observed in all material respects each covenant or other obligation required to be performed or observed by it pursuant to this Agreement through the Closing.

                    (b)          Proceedings. There will not be any injunction, judgment, order, decree or ruling in effect before any Government Entity the result of which would prevent or prohibit the consummation of the transactions contemplated by this Agreement or cause any such transaction to be rescinded following consummation.

                    (c)          Required Shareholder Vote. Seller will have obtained the Required Shareholder Vote.

                    (d)          Consents and Approvals. The third party consents and approvals set forth on Schedule 6.4 will have been obtained.

                    (e)          Buyer’s and Parent’s Closing Documents. The following documents (duly executed as appropriate) will have been delivered to Seller:

(i) the Bill of Sale;

(ii) the Escrow Agreement;

(iii) Mutual Transition Services Agreement;

(iv) the Lease;

(v) certificates (dated not more than ten days prior to the Closing), as to the good standing of Buyer and Parent in their jurisdiction of organization or incorporation;

(vi) a certificate of an officer of Buyer and an officer of Parent, dated as of the Closing Date, as to matters set forth in Section 8.3(a) and Section 8.3(b); and

                         (vii)         copies of the resolutions or consents of the board of directors, as required of Buyer and Parent authorizing and approving this Agreement and the transactions contemplated hereby, certified by an officer of Buyer and an officer of Parent.

ARTICLE 9
TERMINATION

          9.1          Termination.

                         (a)          This Agreement may be terminated at any time prior to the Closing (whether before or after adoption of this Agreement by Seller’s shareholders):

(i) by mutual written consent of Buyer, Parent and Seller;

                              (ii)         by Seller or Buyer and Parent if the Closing does not occur on or before July 31, 2014 (the “End Date”); provided that the right to terminate this Agreement under this clause (ii) shall not be available to any Party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the proximate cause of or resulted in the failure of the Closing to occur on or before such date;

                              (iii)          by Buyer and Parent or Seller if (A) a court of competent jurisdiction or other Government Entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, or (B) a Legal Requirement or order shall be in effect that makes consummation of such contemplated transactions illegal or otherwise prohibits or prevents the consummation of such transactions;

                              (iv)          by Buyer and Parent or Seller if (A) the Seller Shareholder Meeting (including any adjournments thereof) shall have been held and completed and (B) this Agreement shall not have been adopted at such meeting by the Required Shareholder Vote; provided, however, that a Party hereto shall not be permitted to terminate this Agreement pursuant to this Section 9.1(a)(iv) if the failure to obtain the Required Shareholder Vote is attributable to a failure on the part of such Party to perform any material obligation required to be performed by such Party;

                              (v)           by Buyer and Parent (at any time prior to the adoption of this Agreement by the Required Shareholder Vote) if (A) Seller’s Board of Directors shall have failed to recommend that Seller’s shareholders vote to approve this Agreement, (B) there shall have occurred a Change of Seller Board Recommendation, (C) Seller’s Board of Directors shall have approved, endorsed or recommended any Acquisition Proposal, (D) Seller shall have failed to include the Seller Board Recommendation in the Proxy Statement, or (E) Seller’s Board of Directors fails to publicly reaffirm the Seller Board Recommendation within seven Business Days after Seller’s receipt of a written request by Buyer and Parent to provide such reaffirmation following the date of any Acquisition Proposal or any modification thereto;

                              (vi)          by Seller, prior to obtaining the Required Shareholder Vote, in order to enter into a definitive agreement to effect a transaction contemplated by a Superior Proposal immediately following a Change of Seller Board Recommendation by the Seller Board of Directors in accordance with Section 6.7(e) in response such Superior Proposal provided Seller enters into such definitive agreement contemporaneous with its termination of this Agreement;

                              (vii)          by Buyer and Parent (i) if (A) any of Seller’s representations and warranties become inaccurate in any material respect as of a date subsequent to the Effective Date, such that the condition set forth in Section 8.2(a) would not be satisfied if the condition were then being tested, and (2) such inaccuracy, if capable of cure, cannot, in Buyer’s reasonable judgment, be cured by the End Date, or (B) if (1) any of Seller’s covenants contained in this Agreement shall have been breached in any material respect, such that the condition set forth in Section 8.2(a) would not be satisfied, and (2) such breach, if capable of cure, cannot, in Buyer’s reasonable judgment, be cured by the End Date;

(viii) by Seller (A) if (1) any of Buyer’s or Parent’s representations and warranties shall have become inaccurate in any material respect as of a date subsequent to the Effective Date (as if made on such subsequent date), such that the condition set forth in Section 8.3(a) would not be satisfied if the condition were then being tested, and (2) such inaccuracy, if capable of cure, cannot, in Seller’s reasonable judgment, be cured by the End Date, or (B) if (1) any of Buyer’s or Parent’s covenants contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 8.3(a) would not be satisfied, and (2) such breach, if capable of cure, cannot, in Seller’s reasonable judgment, be cured by the End Date; or

(ix) by Seller if Buyer and Parent are unable to obtain Financing on or before all of the other conditions set forth in Article 8 have been satisfied or waived.

                    (b)         The Party desiring to terminate this Agreement pursuant to any of clauses (ii) through (ix) of Section 9.1(a) shall give written notice of such termination to the other party hereto.

                    9.2          Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided that (a) the provisions of Section 6.3 (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Remedies; Termination Fee), and Article 10 (Miscellaneous) of this Agreement and certain terms of the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) the termination of this Agreement shall not relieve any Party hereto from any liability for fraud.

                    9.3          Remedies; Termination Fee.

                    (a)          Any Party terminating this Agreement pursuant to Section 9.1 shall have the right to seek recovery of damages sustained by such party as a result of any willful breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement or fraudulent or willful misrepresentation; provided, however, that the Party seeking such relief is not in breach of any representation, warranty, covenant or agreement contained in this Agreement under circumstances which would have permitted the other Party to terminate the Agreement under Section 9.1.

                    (b)          Seller agrees to pay Buyer (or its designee) an amount equal to $500,000 (the “Buyer Termination Fee”), to provide reasonable compensation to Buyer for its time, expenses and costs, including third-party expenses, incurred in connection with this Agreement and the transactions contemplated hereby, if this Agreement is terminated:

(i) by Buyer, Parent or Seller pursuant to Section 9.1(a)(iv);

(ii) by Buyer or Parent pursuant to Section 9.1(a)(v);

                         (iii)        by either Seller, on the one hand, or Buyer and Parent, on the other hand, pursuant to Section 9.1(a)(ii) so long as, before the date of such termination, an Acquisition Proposal shall have been communicated to the holders of Seller common stock or shall have been publicly announced or otherwise become publicly known, provided, however, that, for purposes of this Section 9.3(b)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

                         (iv)          by either Seller, on the one hand, or Buyer and Parent, on the other hand, pursuant to Section 9.1(a)(ii) so long as, in any such case, (A) before the date of such termination, an Acquisition Proposal shall have been communicated to the Seller Board of Directors or the holders of Seller common stock or shall have been publicly announced or otherwise become publicly known; and (B) within twelve months after the date of termination, (x) Seller shall have entered into a definitive agreement for any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement) or any such Acquisition Proposal is consummated or (y) a tender or exchange offer or other Acquisition Proposal is first publicly announced within twelve months after such termination and is subsequently consummated; provided, however, that, for purposes of this Section 9.3(b)(iv), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

                         (v)          by either Seller, on the one hand, or Buyer and Parent, on the other hand, pursuant to Section 9.1(a)(ii) or by Buyer or Parent pursuant to Section 9.1(a)(vii), in each case if Seller is then in material breach of its covenants or agreements, so long as, in any such case, before the date of such breach, an Acquisition Proposal shall have been communicated to the Seller Board of Directors or the holders of Seller common stock or shall have been publicly announced or otherwise become publicly known; provided, however, that, for purposes of this Section 9.3(b)(v), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; or

(vi) by Seller pursuant to Section 9.1(a)(vi).

                    (c)          Parent agrees to pay Seller an amount equal to $300,000 (the “Seller Termination Fee”) if this Agreement is terminated by Seller pursuant to Section 9.1(a)(ix) to provide reasonable compensation to Seller for its time, expenses and costs, including third-party expenses, incurred in connection with this Agreement and the transactions contemplated hereby.

                    (d)          Any Termination Fee required to be paid pursuant to Section 9.3(b)(i), (ii), (iii) or (v), or Section 9.3(c) shall be paid within two Business Days after termination as provided therein. Any Termination Fee required to be paid pursuant to Section 9.3(b)(vi) shall be paid contemporaneous with the termination of this Agreement pursuant to Section 9.1(a)(vi). Any fee due under Section 9.3(b)(iv) shall be paid to Buyer or Parent by wire transfer of same-day funds within two Business Days after the date on which the last applicable event referenced therein occurs.

                    (e)          The Parties hereto acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties hereto would not enter into this Agreement.

ARTICLE 10
MISCELLANEOUS

          10.1          Transaction Expenses. Buyer, Parent and Seller will each bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

          10.2          Amendments. No amendment, modification or waiver of this Agreement will be effective unless specifically made in writing and duly signed by the Party to be bound thereby. No other course of dealing between or among any of the parties or any delay in exercising any rights pursuant to this Agreement will operate as a waiver of any rights of any party.

          10.3          Successors and Assigns. All covenants and agreements set forth in this Agreement will bind and inure to the benefit of the respective successors and permitted assigns of the Parties, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party; provided that Buyer may assign its rights to acquire any of the Acquired Subsidiaries to any of its Affiliates but not any of its obligations under this Agreement.

          10.4          Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Minnesota, without giving effect to any choice of law or conflict provision or rule (whether of such State or any other jurisdiction) that would cause the laws of any other jurisdiction to be applied.

          10.5          Notices. All demands, notices, communications and reports provided for in this Agreement will be in writing and will be sent by facsimile with confirmation to the number specified below, personally delivered or sent by reputable overnight courier service (delivery charges prepaid) to any Party at the address specified below, or at such address, to the attention of such other Person, and with such other copy, as the recipient Party has specified by prior written notice to the sending Party pursuant to the provisions of this Section.

If to Buyer or Parent, addressed to:

Equus Holdings, Inc.
Attention: Howard Gilles
5801 Clearwater Drive
Minnetonka, Minnesota 55343
Facsimile: (612) 617-4326

with a copy to:

Faegre Baker Daniels LLP
Attention: Jonathan Zimmerman
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Facsimile: (612) 766-1600

If to Seller, addressed to:

Qumu Corporation
Attention: Sherman Black, Chief Executive Officer
7725 Washington Avenue South
Minneapolis, Minnesota 55439
Facsimile: (952) 946-4564

with a copy to:

Lindquist & Vennum LLP
Attention: Charles P. Moorse
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402
Facsimile: (612) 371-3207

          Any such demand, notice, communication or report will be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile or on the second day after deposit with a reputable overnight courier service, as the case may be.

          10.6          Schedules and Exhibits. The exhibits and schedules to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein. The Disclosure Schedule includes references to the particular section of the Agreement that relates to each disclosure. Any disclosure which may be applicable to another section of this Agreement will be deemed to be made with respect to such other section with respect to which such disclosure is reasonably apparent, regardless of whether or not a specific cross reference is made thereto. By listing matters on the Disclosure Schedule, Seller will not be deemed to have established any materiality standard, admitted any liability, concluded that any one or more of such matters are material, or expanded in any way the scope or effect of the representations or warranties pertaining to Seller or the Business contained in this Agreement.

          10.7          Counterparts. The Parties may execute this Agreement in two or more counterparts (no one of which need contain the signatures of all parties), each of which will be an original and all of which together will constitute one and the same instrument. The Parties may deliver an executed copy of this Agreement (and an executed copy of any of the Transaction Documents contemplated by this Agreement) by facsimile or other electronic transmission to the other party, and such delivery will have the same force and effect as any other delivery of a manually signed copy of this Agreement (or such other Transaction Document).

          10.8          No Third Party Beneficiaries. Except as expressly provided in this Agreement, no Person which is not a Party will have any right or obligation pursuant to this Agreement.

          10.9          Headings. The headings used in this Agreement and the Disclosure Schedule are for the purpose of reference only and will not affect the meaning or interpretation of any provision of this Agreement.

          10.10        Entire Agreement. Except as otherwise provided in this Agreement, this Agreement sets forth the entire understanding of the Parties relating to the subject matter hereof, and all prior understandings, whether written or oral, are superseded by this Agreement.

          10.11        Severability. In case any one or more of the provisions contained in this Agreement will be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability will not affect any other provision of this Agreement, but this Agreement will be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

          10.12        Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

          10.13        Public Announcements. Seller, Buyer and Parent will not make, or permit any agent or Affiliate to make, any public statements, including, without limitation, any press releases, with respect to this Agreement and the transactions contemplated hereby without the prior written consent of Seller, Buyer and Parent, except as may be required by applicable Legal Requirements. Seller, Buyer and Parent will jointly agree on the content and substance of all public announcements concerning the transactions contemplated hereby.

          10.14        Bulk Transfer Laws. Without implying any limitation on any Party’s other obligations hereunder, each Party hereby waives compliance with each Legal Requirement relating to bulk sales or bulk transfer applicable to any Acquired Asset or transaction contemplated hereby.

          10.15        Jurisdiction. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any state court sitting in Hennepin County in the State of Minnesota or federal court in the District of Minnesota in any action or proceeding arising out of or relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto. Each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court and (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.15. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

          10.16          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.16.

          10.17          Interpretation. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral gender and vice versa. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to any statute shall be deemed to refer to such statute as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. All references to currency herein shall be to, and all payments required hereunder shall be paid in, U.S. Dollars unless a different currency is specifically stated. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to any other agreement include all exhibits, schedules, annexes, appendices and addenda attached thereto and any and all amendments or modifications thereto.

* * * * *

          IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

BUYER:		SELLER:

REDWOOD ACQUISITION, INC.		QUMU CORPORATION

By:	Andrew S. Huang	By:	/s/ Sherman L. Black
Its:	Chief Executive Officer	Its:	Chief Executive Officer and President

PARENT:

EQUUS HOLDINGS, INC.

By:	Andrew S. Huang
Its:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]